FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Quarter and Year ended 30 June 2006
News Release Q4 F2006 and Year F2006 Results
-Reviewed preliminary results-
Q4 F2006

Operating profit up 40 per cent
with a final dividend of 110 SA cents per share declared

JOHANNESBURG. 3 August 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced June 2006 quarter net earnings of R604 million compared with R483 million in the March 2006 quarter and negative R27 million for the June quarter of 2005. In US dollar terms net earnings for the June 2006 quarter were US$95 million compared with US$76 million in the
March 2006 quarter and negative US$5 million for the June quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R536 million (US$84 million) for the June 2006 quarter compared with R376 million (US$60 million) for the March 2006 quarter, an increase of 43 per cent.
June 2006 quarter highlights:
•
Attributable gold production in line with the March quarter at 1,018,000 ounces;
•
Average gold price up 18 per cent to R128,974 per kilogram and up 13 per cent in US dollar terms to $628 per ounce;
•
Operating margin increased from 32 per cent to 38 per cent;
•
Significant improvement in performance from the Kloof mine;
•
Purchase of 21.3 million shares in Western Areas Limited increases Gold Fields stake to 18.9 per cent.
Financial year highlights:
•
Attributable gold produced 4.1 million ounces for the year;
•
Cost saving initiatives on track and delivering results;
•
Earnings increase eleven fold from R128 million to R1,389 million and from US$21 million to US$217 million;
•
Acquisition of Cerro Corona and Bolivar completed;
•
Construction begins at Cerro Corona;
•
Norilsk Nickel disposes of its entire 20 per cent stake in Gold Fields during the year.

Final dividend number 65 of 110 SA cents per share, giving a total dividend of 150 SA cents per share for the year.

Ian Cockerill, Chief Executive Officer of Gold Fields said:
“Gold Fields delivered a solid set of results broadly in line with guidance provided at the end of the previous quarter. We are particularly pleased that we have been able, through effective cost control, to see a significant part of the higher gold price flow through to the bottom line. Operating profit this quarter increased 40 per cent with the Group margin increasing from 32 per cent to 38 per cent and the South African margin increasing from 22 per cent to 34 per cent.
The South African operations, led by a resurgent Kloof, delivered the anticipated improvements, while the international operations declined from an unsustainably high base in the March quarter. Total cash costs were well controlled despite the high inflationary environment around the globe.
During the September quarter the focus will remain on the mining of quality volumes and tight cost control to mitigate the strong inflationary pressures and to ensure that shareholders reap the benefit of the stronger gold price.”
the complete gold company
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR110.81 – ZAR162.00
- at end June 2006
494,824,723
Average Volume - Quarter
2,711,795 shares / day
- average for the quarter
494,628,373
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$16.17 – US$26.93
ADR Ratio
1:1
Average Volume - Quarter
2,355,124 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

Health and safety
We regret to report fifteen fatal injuries during the June
quarter with nine of these accidents as a result of falls of ground and seismicity. All of the fatalities occurred at the
South African operations. The international operations were
fatal injury free this quarter. The fatal injury frequency rate was 0.44 per million man hours worked, compared with the
previous quarter’s figure of 0.19. The lost day injury
frequency rate regressed marginally from 11.68 to 11.75, the serious injury frequency rate regressed from 5.6 to 6.6 and
the days lost frequency rate regressed from 335 to 378 per
million man hours worked.

Kloof and Beatrix’s rates deteriorated and were unacceptably high. Kloof experienced above average seismicity during the
quarter. A renewed focus on behavioural safety has been
introduced throughout the South African operations. This has resulted in renewed behavioural intervention within
Khuseleka at Beatrix, Dumela at Driefontein and Eyethu at
Kloof. Management is continuing to actively review all safety initiatives and is seeking improvements that will meet the
Ontario safety standards on all of our mines.
Financial review
Quarter ended 30 June compared with quarter ended
31 March 2006

Revenue
Attributable gold production decreased from 1,023,000
ounces in the March 2006 quarter to 1,018,000 ounces in the
June quarter. Production at the South African operations
increased 4 per cent to 669,000 ounces, compared with
646,000 ounces in the March quarter. Attributable production at the international operations decreased 7 per cent from last quarter’s high of 377,000 ounces to 349,000 ounces this
quarter.

At the South African operations, Driefontein’s gold production was in line with that achieved in the March quarter. An
increase in underground grades offset the lower volumes and

grades from surface material, which included gold clean-up
from the number one gold plant in the March quarter but not
in the current quarter. At Kloof, gold production increased
significantly in line with the increase in shifts worked this quarter compared with the March quarter, which was
impacted by the Christmas break and a slow start-up
thereafter as a result of a labour dispute. Production at
Beatrix decreased by 5 per cent quarter on quarter as a
consequence of lower production from the higher grade west
section.

All the international operations reflected a decrease in
production, except Choco 10, which performed in line with
expectations delivering 20,000 ounces for the quarter. At
Tarkwa, gold production decreased by 16,000 ounces due to
lower volumes milled as a result of a shortage of competent
ore delivered to the mill, thereby reducing throughput.
Despite this, the Tarkwa plant continued to operate above
design capacity. As forecast, Damang’s production
decreased by 6,000 ounces when compared with the March
quarter due to less of the higher grade ores from Amoanda
open pit and B4 stockpiles as they near depletion. St Ives
also saw a significant decrease in production due to a major mill maintenance shutdown for 5 days as well as lower
grades from surface and underground. At Agnew, the
decrease in production was mainly due to forecasted lower
grades from Kim underground.

The average quarterly US dollar gold price increased from
US$555 per ounce in the March quarter to US$628 per
ounce this quarter, a 13 per cent increase. The average
rand/US dollar exchange rate weakened by 4 per cent
quarter on quarter, averaging R6.39, compared with R6.14 in
the March quarter. As a result of these two factors the rand gold price increased from R109,500 per kilogram to
R128,974 per kilogram, an 18 per cent improvement.

The increase in the rand gold price achieved resulted in
revenue increasing from R3,734 million (US$602 million) to
R4,369 million (US$683 million) this quarter.

South African Rand
United States Dollars
Year end
Quarter
Salient features
Quarter
Year end
Adjusted
June
2005
June
2006
Adjusted
June
2005
March
2006
June
2006
June
2006
March
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
131,284    126,712
33,523     31,809       31,669
kg
Gold produced*
(000) oz
1,018
1,023        1,078      4,074
4,219
66,041
73,746
67,773     73,378       77,187
R/kg
Total cash costs
$/oz
376
372           330        358
331
47,880
49,366
12,225     12,738       12,651
000                       Tons milled
000
12,651
12,738       12,225    49,366
47,880
84,218    107,918
88,076    109,500    128,974
R/kg                       Revenue
$/oz
628
555           429         524
422
198
209
202          202           216
R/ton                  Operating costs
$/ton
34
33             32          33
32
2,286
4,360
656       1,187        1,660
Rm                     Operating profit
$m
260
190           103         681
368
19
30
21            32            38
%                      Operating margin
%
38
32             21          30
19
128
1,389
(27)          483          604
Rm $m
95
76            (5)         217
21
26
281
(5)            98          122
SA c.p.s.
Net earnings
US c.p.s.
19
16            (1)          44
4
239
1,337
122          446          594
Rm $m
93
71            16
209
39
49
270
25            90          120
SA c.p.s.
Headline earnings
US c.p.s.
18
15              4
42
8
400
1,230
217          376          536
Rm $m
84
60            28
192
64
81
249
44            76          108
SA c.p.s.
Net earnings excluding
gains and losses on
financial instruments
and foreign debt net of
cash and exceptional
items
US c.p.s.
17
12              6
39
13
*Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).
Note – adjusted figures are due to the adoption of IFRS 2, Share Based Payments
.

Operating costs
Operating costs for the June 2006 quarter, at R2,732 million
(US$427 million), increased 6 per cent or R159 million
(US$10 million) when compared with the March quarter’s
R2,573 million (US$417 million). The increase at the South
African operations of R71 million, or 4 per cent, from R1,705 million (US$276 million) to R1,776 million (US$278 million)
contributed to approximately half of this increase which was mainly at Kloof in line with the increase in volumes of stoping and development. Beatrix was slightly below last quarter’s
costs, while Driefontein’s costs increased 3 per cent mainly due to an increase in area mined.

Costs at the international operations, including gold-in-
process movements, amounted to R933 million (US$146
million), 11 per cent more than the R842 million (US$136
million) incurred in the March quarter. More than 4 per cent of this increase was due to the weakening of the rand and 4
per cent was due to the inclusion of Choco 10 for a full
quarter, compared with only one month’s cost included in the
March quarter. At Tarkwa, the increase of 2 per cent in dollar terms was due to the increase in fuel, explosives, reagents
and the expected increase in the cost of mining fleet
maintenance. At St Ives, operating costs increased by 10 per cent or A$6 million (R41 million) due to additional exploration costs written off, additional price participation royalties linked to the high gold price and the cost of maintenance related to the five day mill shutdown.

Operating margin
The net effect of the changes in revenue and costs, after
taking into account gold-in-process movements, was an
operating profit of R1,660 million (US$260 million). This is 40 per cent higher than the R1,187 million (US$190 million)
achieved in the March quarter. The Group margin increased
from 32 per cent to 38 per cent. The margin at the South
African operations increased from 22 per cent to 34 per cent, while the margin at the international operations was similar at
45 per cent quarter on quarter.

Amortisation
Amortisation increased from R384 million (US$62 million) in
the March quarter to R423 million (US$66 million) in the June quarter. This increase was mainly due to the inclusion of
Choco 10 for a full quarter, which amounted to R13 million
(US$2 million) and the amortisation of the Bolivar fair value adjustment of R6 million (US$1 million). Added to this is the effect of the change in reserves calculated at 31 December,
and released in May. Amortisation calculations on these
updated reserves were included as from 1 April 2006.
Please refer to the section on Corporate for more detail on
the reserve statement.

Other
Net interest paid decreased from R7 million (US$1 million) in the March quarter to R5 million (US$1 million) for the June
quarter and reflects the interest cost on the Mvela loan of
R32 million (US$5 million) and interest on offshore debt
raised to partly finance the acquisition of Bolivar of R14
million (US$2 million), partially offset by interest received.

The gain on foreign debt, net of cash, of R40 million (US$7
million), compares with a gain of R80 million (US$13 million)
in the March quarter. This quarter’s gain consists largely of a currency conversion adjustment arising from a change in the
functional currency from US dollars to rands of one of the
Group’s offshore subsidiary companies in terms of IAS 21
(revised) – Effects of changes in foreign exchange rates.
The March quarter’s gain comprises a R65 million (US$11
million) currency translation gain on foreign funds held to
meet commitments in respect of the acquisition of Bolivar and a R15 million (US$2 million) exchange gain on an inter-
company loan.

The gain on financial instruments of R24 million (US$4
million) compares with a loss of R20 million (US$3 million) in the March quarter. This quarter’s gain comprises mainly
marked to market gains on a foreign exchange position.
More details on these financial instruments are given on page
15 of this report.

Exploration expenditure
Exploration expenditure increased from R34 million (US$6
million) in the March quarter to R94 million (US$15 million) in the June quarter. Of this increase some US$6 million was
spent on the Essakane project in Burkina Faso as this project continues with its pre-feasibility study. Please refer to the
Exploration and Corporate Development section for more
detail.

Taxation
Taxation for the quarter amounted to R469 million (US$73
million) compared with R225 million (US$36 million) in the
March quarter. The tax provision includes normal and
deferred taxation on all operations together with government royalties at the international operations. The increase in tax is due to a R61 million (US$10 million) adjustment last
quarter arising from a reduction in income tax rates in Ghana from 28 per cent to 25 per cent. This, together with the 40
per cent increase in operating profits and a significant
increase in non-deductible exploration expenditure has
brought about the significant increase in the tax charge.

Earnings
Net profit attributable to ordinary shareholders amounted to
R604 million (US$95 million) or 122 SA cents per share
(US$0.19 per share), compared with R483 million (US$76
million) or 98 SA cents per share (US$0.16 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was
R594 million (US$93 million) or 120 SA cents per share
(US$0.18 per share), compared with earnings of R446 million
(US$71 million) or 90 SA cents per share (US$0.15 per
share) last quarter.

Earnings excluding exceptional items as well as net gains
and losses on financial instruments and foreign debt net of
cash amounted to R536 million (US$84 million) or 108 SA
cents per share (US$0.17 per share), compared with
earnings of R376 million (US$60 million) or 76 SA cents per
share (US$0.12 per share) reported last quarter.

Cash flow
Cash flow from operating activities for the quarter was
R1,529 million (US$235 million), which is 37 per cent higher than the operating cash flow generated in the March quarter
of R1,116 million (US$176 million). This increase in cash
flow reflects the increase in operating profit.

Capital expenditure amounted to R663 million (US$104
million) compared with R473 million (US$76 million) in the
March quarter. A significant portion of this increase relates to amounts expended on the construction of the Cerro Corona
mine in Peru with R124 million (US$19 million) spent in the

current quarter compared with R83 million (US$14 million) in the March quarter. Expenditure at the South African
operations increased from R164 million (US$27 million) to
R228 million (US$35 million) in the June quarter. Included is the 1 and 5 shaft project at Driefontein of R36 million, 4 shaft at Kloof of R19 million, Kloof’s 1 shaft pillar extraction project of R12 million and 3 shaft at Beatrix of R28 million.

At the Ghanaian operations, capital expenditure amounted to
R138 million (US$21 million) with R37 million (US$6 million)
spent on the Damang main pit cutback. This compares with
total expenditure of R151 million (US$24 million) in the March quarter. The Australian operations incurred capital
expenditure of R122 million (A$26 million), compared with
R103 million (A$23 million) in the March quarter.
Expenditure at St Ives of R90 million (A$19 million) included development costs at Argo and Leviathan underground and
Thunderer open pit. At Agnew, the majority of the R32
million (A$7 million) expenditure was spent on development
at Kim South and Main Lode. At Choco 10 capital
expenditure amounted to R27 million (US$4 million), the
majority of this on upgrading the metallurgical plant and
exploration.

Purchase of investments amounted to R851 million (US$133
million) the majority of which was the purchase of 21.3 million shares in Western Areas. Please refer to the Corporate
section for more detail.

Net cash outflow for the quarter was R61 million (US$10
million). After accounting for a translation adjustment of
R177 million (the translation adjustment in US dollar was
negative $11 million), the cash balance at the end of June
was R1,618 million (US$218 million). The cash balance at
the end of March was R1,502 million (US$239 million).
Detailed and operational review
South African Operations
Project 500 was initiated in September 2003 to increase
revenue and reduce costs through two sub-projects i.e.
Project 400 and Project 100. These projects have proved
successful and led to additional projects, Project 100+ and
Project Beyond as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$60 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-
contributing production and replacing low-grade surface
material with higher margin underground material - all aimed at improved quality volumes. The objective is to increase
mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Year
F2004
F2005
F2006*
Driefontein:
Life of mine head grade as per published
declarations
8.7         8.1         8.0
Life of mine head grade adjusted for estimated
metallurgical recoveries
8.4         7.8        7.8
Driefontein (underground yields achieved)
8.1
8.3
8.1
Kloof:
Life of mine head grade as per published
declarations
9.8        10.5      10.0
Life of mine head grade adjusted for estimated
metallurgical recoveries**
9.5        10.2        9.7
Kloof (underground yields achieved)
9.0
9.1
8.7
Beatrix:
Life of mine head grade as per published
declarations
5.1         5.5         5.5
Life of mine head grade adjusted for estimated
metallurgical recoveries
4.9         5.3         5.3
Beatrix (underground yields achieved)
4.6
5.0
5.2
*
F2006 based on reserve statement at 31 December 2005.
**
Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries is higher than that currently achieved due to the high grade main shaft pillar, mining of which only commences in the F2007 year.

Project Beyond and Project 100+
Prevailing industry trends have created significant challenges for procurement, making the need for professionalism and
best procurement practices more acute than ever. Project
Beyond, initiated in 2004, is a procurement supply chain
initiative targeting savings of between R200 million (US$30
million) and R300 million (US$45 million) over three years,
i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African
operations. Total expenditure on these items is
approximately R2.7 billion (US$420 million). The project
delivered R159 million (US$25 million) of contract savings on historic baseline expenditure, R101 million (US$15 million)
during the 2005 financial year through addressing
commodities such as grinding media, foodstuffs, mill liners, ore transport, support, bearings, engineering repairs, and
lubricants etc., and an additional R58 million (US$9 million)
contractual savings during the 2006 financial year through
addressing commodities such as steel, fuel rebates, steel
wire ropes, lifting equipment etc. The savings are realised as these renegotiated contracts are utilised by the mining
operations i.e. largely during the 2006 and 2007 financial
years.

To date a total R1.6 billion (US$250 million) of spend has
been reviewed as part of Project Beyond. R95 million
(US$15 million) has been realised in cost savings, of which
R32 million (US$5 million) applies to the 2005 financial year and R63 million (US$10 million) applies to the 2006 financial year. An additional R28 million (US$4 million) in cost savings are estimated to impact cash flow in the 2007 financial year.
The balance of the savings of R36 million is likely to be
achieved through reduced consumption. During the past
year, significant inflationary pressure was faced on
commodities such as steel, fuel, support, copper, zinc, etc.
Project Beyond successfully mitigated the impact of the
greater proportion of commodity price inflation on costs.

During the past quarter the focus has been on total cost of
ownership (TCO) commodities such as slurry pumps, rail
tracks & locos and salvage, which is expected to yield long-
term savings estimated at between R20 million (US$3 million)
to R50 million (US$8 million). Project Beyond also identified an opportunity for performance based contracting resulting in a productivity improvement initiative through a gain share
arrangement with explosives suppliers. To date around R18

million (US$3 million) in increased revenue has resulted on
four pilot shafts over the last quarter. This initiative will continue in the 2007 financial year, extending the gain-share arrangement in the next quarter to an additional two shafts.

During the 2007 financial year, the Strategic Sourcing
commodity teams will focus on spend not yet addressed
through contract renewal initiatives as well as up coming
capital projects.

Project 100+ was established in 2005 with the focus on
achieving ongoing and sustainable cost savings across the
South African operations. 2006 has focused on improving
efficiencies and controls on areas such as improved
employee wellness and working conditions, labour
management, transport and maintenance spend. The
predominant aim has been to improve cost efficiencies and
develop total cost of ownership projects, in order to ensure that operations are delivering in an optimal and productive
manner.

This last quarter, particular attention has been given to labour optimisation with a specific focus on the improvement of
employee wellness, aimed at increased productivity. The
South African operations are exploring ways to reduce
absenteeism and sick leave as a means of improving overall
productivity levels. There has also been an increasingly
important focus on the upgrade of high density housing in
order to improve employees living conditions, through
improved accommodation and an improvement in the quality
of meals.

Quarter four has produced some interesting new initiatives,
which include the upgrade of rail tracks in order to improve the efficiency of underground transport; the implementation of improved underground communication systems in order to
increase safety and productivity measures and a total cost of ownership project focusing on the replacement of diesel
locomotives with battery locomotives at the long life shafts.
These initiatives, along with the continuing focus on labour management and wellness, Eskom demand side
management, pumping efficiencies monitoring and surface
transport rationalisation, are expected to realise benefits in excess of R100 million (US$15 million) in fiscal year 2007.

Driefontein
June
2006
March
2006
Gold produced - 000’ozs
285.1
284.5
Yield - underground - g/t
8.7
7.9
- combined - g/t
5.1
4.8
Total cash costs - R/kg
76,423
74,280
- US$/oz
372
376

Gold production at 285,100 ounces increased marginally
when compared with the March quarter. Underground grade
improved from 7.9 to 8.7 grams per ton for the quarter as a
result of improved grades at 4 and 5 shafts associated with
mining sequencing. These yields are not sustainable going
forward due to faulting and the depletion of many of the high value panels previously encountered. This is exacerbated in
the forthcoming quarter by a number of high grade panels at
4 shaft intersecting faulting and requiring re-establishment. It is anticipated that yields achieved in future quarters will be closer to historical levels. Underground tonnage remained
steady at 924,000 tons. Surface tons declined from 906,000
tons to 814,000 tons and surface yield declined from 1.7 to
1.0 grams per ton. This was due to the completion of clean
up from 1 plant.

Operating costs increased by 3 percent from R681 million
(US$110 million) to R703 million (US$110 million) as a result of the increase in stoping and development arising from a
change in mining mix to more underground volume to
compensate for the decline in surface gold. As a result total cash costs increased 3 per cent in rand terms from R74,280
to R76,423 per kilogram. In US dollar terms, total cash costs decreased from US$376 per ounce to US$372 per ounce.
Operating profit increased by 57 per cent from R280 million
(US$45 million) in the March quarter to R440 million (US$69
million) in the June quarter as a consequence of higher rand gold prices.

Capital expenditure increased from R54 million (US$9
million) to R87 million (US$14 million) for the June quarter.
The major portion of this expenditure was spent on the 1 and
5 shaft project and the 4 shaft pillar extraction.

Grade estimate modelling anticipates a slightly lower grade
performance during the September quarter. Gold forecast for
the September quarter will thus be lower than the June
quarter. The cost profile for the September quarter will be
higher due to the annual salary increases.

Kloof
June
2006
March
2006
Gold produced - 000’ozs
236.0
207.1
Yield - underground - g/t
8.7
8.6
- combined - g/t
7.4
7.6
Total cash costs - R/kg
87,752
92,236
- US$/oz
427
467

Gold production at Kloof increased by 14 per cent in the June quarter, from 207,100 ounces to 236,000 ounces. This was
due to a 13 per cent increase in underground tonnage due to
a concerted effort to restore volumes that had declined
significantly in the last quarter, as well as a result of more shifts worked compared with the previous quarter, which was
influenced by the Christmas break and a slow start-up
thereafter due to a labour dispute. Surface tons milled
increased by 43 per cent from 116,000 tons to 166,000 tons
at a similar yield of 0.9 grams per ton.

The operating costs at R667 million (US$104 million) for the quarter increased by 8 per cent when compared with the
previous quarter’s cost of R616 million (US$100 million).
This was mainly due to the increased production and
development during the quarter. However, the higher gold
production and continued focus on cost control resulted in the total unit cash cost decreasing by 5 per cent to R87,752 per kilogram, compared with the R92,236 per kilogram in the
March quarter. In US dollar terms total cash costs decreased by 9 per cent to US$427 per ounce compared with the
previous quarter’s US$467 per ounce.

Operating profit improved from R88 million (US$14 million) to
R283 million (US$44 million) in the June quarter, due to the increase in gold produced and the higher gold price.

Capital expenditure increased from R46 million (US$7
million) to R66 million (US$10 million) in the June quarter

mainly due to increased expenditure at 4 sub vertical shaft
and the 1 shaft pillar project.

Gold production for the September quarter is forecast to be in line with the June quarter. Working costs and capital
expenditure are planned to increase in the September
quarter due to a planned increase in development of 7 per
cent, combined with the impact of the annual wage increase
of 6 per cent.

Beatrix
June
2006
March
2006
Gold produced - 000’ozs
147.7
154.9
Yield
- g/t                            5.2
5.3
Total cash costs - R/kg
85,481
82,147
- US$/oz
416
416

Gold production at Beatrix decreased by 5 per cent from
154,900 ounces in the March quarter to 147,700 ounces in
the June quarter. The main impact on gold production was
lower volumes from the high grade stoping area at the West
section due to logistical constraints brought about by required changes in access ways caused by the effects of smectite
build-up previously experienced. Tons milled and yield was
therefore marginally lower at 884,000 tons and 5.2 grams per ton respectively compared with 905,000 tons and 5.3 grams
per ton in the previous quarter. There are currently no
surface operations at Beatrix.

Operating costs quarter on quarter decreased by 1 per cent
from R409 million (US$66 million) to R406 million (US$63
million). Total cash costs increased from 82,147 per kilogram
(US$416 per ounce) in the March quarter to R85,481 per
kilogram (US$416 per ounce) in the June quarter as a result
of the lower production.

Beatrix posted an operating profit of R188 million (US$29
million) in the June quarter compared with R116 million
(US$18 million) in the March quarter due to the increased
gold price.

Capital expenditure at R75 million (US$12 million) increased from R64 million (US$10 million) in the March quarter due to additional development metres.

Gold production and costs are forecast to be higher in the
September quarter mainly due to increased tonnage and the
annual wage increases. Capital expenditure will be lower in
the next quarter but in line with the planned capital schedule.

International Operations
Ghana
Tarkwa
June
2006
March
2006
Gold produced - 000’ozs
176.0
192.4
Yield - Heap leach - g/t
0.9
0.9
- CIL plant - g/t
1.6
1.7
- Combined - g/t
1.0
1.1
Total cash costs - US$/oz
321
290

For the quarter Tarkwa processed 5.38 million tons and
produced 176,000 ounces of gold at an average yield of 1.02
grams per ton. This performance was lower than the
expected 185,000 ounces and was due mainly to a lack of
competent ore feed for the (carbon in leach) CIL plant which affected throughput rates and yields. The overall
performance of the heap leach facilities was consistent with the previous quarter.

Total tons mined decreased from 27.0 to 23.4 million tons for the quarter due to fleet downtime as a result of maintenance, heavy rainfall and the reduction of high cost mining carried out by a mining contractor. Drilling fleet shortages also
affected mining. This problem has largely been rectified and a total of four new drills will be on site shortly. Ore tons moved for the quarter were 6 per cent lower at 5.1 million
tons at a mined grade of 1.36 grams per ton. The mined
grade was 1.42 grams per ton in the March quarter and the
depletion of the higher grade Mantraim South pit was the
prime reason for the decrease in June. Output from the
Teberebie pit which is the primary feed for the CIL plant was consistent for the quarter, with 1.3 million tons produced at a marginally reduced grade of 1.43 grams per ton. The overall
strip ratio for the quarter was 3.36.

Total feed to the heap leach was 4.3 million tons at a head
grade of 1.21 grams per ton compared with 4.4 million tons at a head grade of 1.17 grams per ton for the March quarter.
There was a net 740 ounce build up of gold-in-process with
the North facility releasing 4,854 ounces and the South
facility increasing by 5,594 ounces. Overall the heap leach
process realised 119,500 ounces for the quarter compared
with the 120,500 ounces reported for March.

The total feed to the CIL plant was 14 per cent lower than the previous quarter at 1.1 million tons. The reduction in plant throughput was driven primarily by blending issues driven by the lack of competent ore to facilitate optimum grinding. This problem has been with Tarkwa for some time now and
although the run of mine pads at the crushers have been
expanded to cater for different hardness stockpiles, the lack of sufficient quantities of hard ore in the open pits remains a challenge for the single stage SAG comminution circuit. In
addition there was an increase of 1,830 ounces in gold-in-
process. The blending issue related to mill feed has also
resulted in a decline in the CIL yields from 1.71 to 1.58 grams per ton as softer higher grade material was held back to
improve the mill blend as a consequence of the factors
described above. The CIL plant produced 56,500 ounces in
the June quarter compared to 71,900 ounces in the previous
quarter.

Operating costs at the mine were US$56 million (R361
million) including gold-in-process adjustments. This is US$1 million higher than that reported in the previous quarter and reflects, primarily, an increase in fleet maintenance costs
(US$2 million) (R13 million), and an increase in fuel costs
(US$1 million) (R6 million) offset by savings in numerous
other areas of the cost base. Some of the savings came from
a slightly lower consumption of cement per ton stacked on
leach pads and slightly lower cyanide consumed per ton of
ore placed. There were also savings due to exchange rate
gains, lower explosive consumption, a saving on power
consumed, lower cost on hired equipment, cheaper steel
balls and a general focus on all cost items in order to offset the increase in the cost of the high consumption commodities on the mine.

Many of the machines in the mining fleet have now reached
the 12,000 hour mark and the contracted maintenance rates
per operating hour are at a maximum. As an example of the

increase in the maintenance rates the hourly cost for a 785C truck increases from US$23.50 per hour below 12,000 hours
to US$65.17 above 12,000 hours. As most of the fleet now
moves above the 12,000 hour operating level similar
increases in cost will be experienced.

Operating cost per ton treated, excluding GIP charges, was
US$10.75 per ton as against US$9.80 per ton in the March
quarter. The increase in the cost of cyanide and other
associated chemicals, along with cement, continue to
negatively influence the process costs of the heaps,
notwithstanding tight control of the unit of consumption of
chemical per ton processed. Total cash costs at US$321 per
ounce compare with the March quarter’s US$290 per ounce,
the increase caused by the decline in production together
with the impact of the cost drivers mentioned above.

Operating profit at US$54 million (R345 million) increased by
US$3 million (R26 million) compared with the March quarter
due to the higher gold price.

Capital expenditure decreased from US$16 million (R100
million) in the March quarter to US$13 million (R84 million) in the June quarter. The main areas of capital expenditure
were the completion of the North leach pads and the
purchase of mining equipment, together with the Teberebie
cutback.

Gold production for the September quarter is expected to be
similar to the current quarter and in line with an annualised throughput of around 700-720,000 ounces per annum. The
purchase of primary and secondary mining equipment for a
total of US$25 million (R186 million) will increase mining
flexibility and reduce costs but these offsets will at best keep unit costs at similar levels. The feasibility study for the plant expansion is being advanced and an announcement on this
project will be made by calendar year end.

Damang
June
2006
March
2006
Gold produced - 000’ozs
55.7
62.0
Yield
- g/t                           1.3
1.4
Total cash costs - US$/oz
315
344

Gold production at the Damang mine decreased from 62,000
ounces to 55,700 ounces for the June quarter. This planned
reduction was driven by a reduction in mill throughput of
73,000 tons from 1,375,000 to 1,302,000 tons and a marginal
decrease in head grade from 1.50 to 1.44 grams per ton.
Reduction in head grade was due to mining 140,000 less
fresh ore feed from the high grade Amoanda pit as the pit
nears final depletion. Mill throughput reduced as a result of a mill shutdown to replace liners and the processing of more
relatively harder dolerites mined from the Juno 2 south west open pit.

Total tons mined increased from 4.2 to 4.3 million tons and
ore mined decreased marginally from 900,000 to 888,000
tons. The resultant strip ratio was 3.8 compared with the 3.6 reported in March. The Tomento open pit remains the
primary source of oxide feed while the Amoanda and Juno 2
south west open pits were the primary sources of fresh ore.
The Damang pit cut-back generated 32,000 tons of ore
during the quarter and production from this pit will build up through F2007 until it reaches full production in F2008 and
F2009. Planning has commenced towards the southern part
of the Damang lease and a haul road design is being
advanced to access the Rex open pit which has a reserve of
103,000 ounces.

Operating costs, including gold-in-process adjustments,
decreased from US$21 million (R127 million) to US$19
million (R122 million) in the June quarter. Although ore tons milled decreased quarter on quarter the increased cost of
reagents, steel, and liners and lifters partly offset this
decrease as well as the additional cost of processing more
dolerite materials. Cost per ton milled increased slightly from
US$14.54 to US$15.07. Total cash costs decreased from
US$344 per ounce to US$315 per ounce, reflecting a
decrease in working cost and the gold-in-process adjustment.

Operating profit increased from US$14 million (R85 million) to
US$16 million (R102 million) mainly due to the higher gold
price.

Capital expenditure for the quarter amounted to US$8 million
(R53 million) with the majority of this expenditure incurred in mining the Damang pit cutback and the raising of tailings
storage facility embankments. The total volume mined from
the Damang pit cutback to date is 4.04 million BCM’s which
compares favourably with the progressive project plan of 4.05 million BCM’s.

Gold production is expected to decrease by around 5 per
cent in the September quarter as the proportion of lower
grade stockpiles increases, and the high grade Amoanda pit
becomes depleted. Unit costs are expected to increase on
the back of the lower gold production.

Venezuela
Choco 10
June
2006
March
2006
Gold sold - 000’ozs
22.8
5.4
Gold produced - 000’ozs
19.9
5.4
Yield -
- g/t                            1.8
1.6
Total cash costs - US$/oz
293
294

Gold production for the quarter was in line with expectations at 19,900 ounces notwithstanding water shortages which
interrupted production during the month of June. Water
shortages arose as a result of late seasonal rains which
affected the water reservoir supplying the mine. Water
supply has been restored with the onset of the rainy season
and the mine has embarked on a full, detailed study to
reduce the reliance on rain water. Studies are being
advanced on supplementing water supply from the reservoir
through increased water efficiencies as well as evaluating
alternative sources of water in the area.

During the last week of April the process plant achieved
nameplate capacity of 5,400 tons per day for a full week but this level of production has yet to be achieved over a full
month. The mine received its explosive permit on 12 June
2006 and mining operations continued from the Rosika,
Coacia and Pisolita open pits with head grades of 1.94 grams per ton being achieved including the treatment of low grade
stockpiles.

Operating costs including gold-in-process movements was
US$7 million (R44 million). Total cash costs amounted to
US$293 per ounce driven by the current level of grade

control drilling. Operating profit was US$7 million (R46
million) for the quarter.

The recapitalization of the process plant has commenced
with over US$2 million in capital expenditure for the quarter, with the balance being spent on exploration. A dedicated
team has been seconded to site from other Gold Fields
operations to oversee the capital projects. Exploration has
been ramped up to planned levels with encouraging results
indicating extensions at depth at Villa Balazo Karolina as well as along strike and down dip at Rosika.

Proposed changes to the mining law continue to evolve with
the most recent draft indicating that fully compliant, operating concessions will be unaffected.

Gold production for the September quarter is expected to
improve on current levels but will be affected by a breakdown of the ball mill which has affected production during July.
Capital expenditure, including exploration, is forecast to
increase in line with previous guidance over the next two
quarters.

Australia
St Ives
June
2006
March
2006
Gold produced - 000’ozs
116.4
134.3
Yield - Heap leach - g/t
0.4
0.6
- Milling - g/t
3.1
3.3
- Combined - g/t
2.2
2.5
Total cash costs - A$/oz
522
450
- US$/oz
389
334

Gold production for the quarter was 116,400 ounces, 13 per
cent down from last quarter’s 134,300 ounces. The decrease
was due to a five day shutdown of the Lefroy mill in April and lower than planned feed grades from open pit and
underground operations. The quarter’s gold production from
the Lefroy mill was 108,700 ounces compared with 125,500
previously. The heap leach produced 7,700 ounces
compared with 8,800 ounces, with the decrease resulting
from changes to the pad stacking plan and lower irrigation
during the quarter.

Total open pit movements and strip ratios continued to
increase during the quarter with the continuation of the
Thunderer open pit pre-strip. During the quarter 2.8 million bank cubic metres (BCM’s) of ore and waste was mined
compared with 2.4 million BCM’s of ore and waste in the
previous quarter. The average strip ratio increased to 7.6
compared with 4.5 previously. Open pit mining operations
produced 1.0 million tons of ore for the quarter as compared with 1.2 million tons for the previous quarter. Open pit ore grade decreased to 1.97 grams per ton from 2.20 grams per
ton. This was due to additional dilution from restricted
working areas at the Agamemnon open pit and lower grades
than planned from the Mars open pit as the geological model
was overestimating grades. This has resulted in the model
being reviewed and an improved model is now anticipated.

Underground operations produced 455,800 tons of ore at 4.3
grams per ton for the quarter compared with 446,400 tons at
4.8 grams per ton in the previous quarter. At the Leviathan
complex the final lower grade component of the East Repulse
zone was mined and the lower grade Conqueror zone
continued to ramp up reaching full production levels. The
Argo underground mine performed consistently with an
increase in tonnage offset by a marginal decrease in grade.

Operating costs, including gold-in-process movements,
increased from A$58 million (R266 million) to A$65 million
(R307 million) for the quarter reflecting additional costs
associated with the shutdown of the Lefroy mill (A$1.8
million) in April and write-off of exploration costs previously capitalised arising from the annual review of endowment
across the complex (A$2.5 million). Price participation
royalties calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was payable during the
quarter and increased to A$2.6 million (R17 million)
compared with A$2.0 million (R12 million) in the previous
quarter due to the higher gold price. Total cash costs
increased to A$522 per ounce in the quarter from A$450 per
ounce due to the decrease in gold production and the
increase in operating costs.

Operating profit at A$33 million (R159 million) was down from the previous quarter’s A$42 million (R196 million) as a result of the lower gold production.

Capital expenditure for the June quarter was A$19 million
(R90 million) against A$17 million (R79 million) in the March quarter. Mine development capital was consistent with the
previous quarter at A$11 million (R52 million) with increased expenditure on the Thunderer pre-strip offset by a reduction in development costs within the Leviathan underground
complex. Capitalised exploration expenditure was
approximately A$6 million (R29 million) for the quarter,
against A$5 million (R23 million) previously.

Gold production and cash costs are expected to improve in
the September quarter more in line with historic levels. This will be on the back of increased tonnages processed and
increased head grades from the Argo underground and Mars
open pit.

Agnew
June
2006
March
2006
Gold produced - 000’ozs
49.3
55.9
Yield - g/t
4.7
5.0
Total cash costs - A$/oz
400
378
- US$/oz
298
281

Gold production for the quarter was 49,300 ounces, 12 per
cent down from last quarter’s 55,900 ounces. This decrease
was mainly due to a reduction in tons milled as a
consequence of a 2.5 day maintenance shutdown in June,
shortages of crushed ore stocks from the crushing circuit due to crusher maintenance in April and intermittent power supply issues. In addition, feed grade reduced quarter on quarter
from 5.34 to 5.17 grams per ton as a result of Kim
underground delivering lower grades, more in line with its
reserve position.

Open pit mining operations at Songvang produced 168,100
tons of ore for the quarter significantly down on the 195,000 tons produced in the March quarter, though ore and waste
mining volumes increased to 1.2 million bank cubic metres
(BCM’s) from 1.0 million BCM’s the previous quarter. The pit is now in final cutback configuration and will revert to higher ore production levels by approximately mid-fiscal 2007. The
average strip ratio increased to 19.8 compared with 14.3

previously. The increase in total mining volumes resulted
from greater efficiencies and improved mining practices.
Open pit ore grade increased to 2.1 from 1.8 grams per ton in the previous quarter. Underground operations delivered
114,800 tons of ore at 11.5 grams per ton produced
compared with 112,100 tons at 12.2 grams per ton in the
March quarter.

Operating costs, including gold-in-process movements, were
A$21 million (R100 million) for the June quarter in line with the previous quarter’s result. Total cash costs increased to
A$400 per ounce in the quarter from A$378 per ounce due to
the lower gold production.

Operating profit at A$21 million (R98 million) was in line with the March quarter as the lower gold production was offset by the higher gold price.

Capital expenditure for the June quarter at A$7 million (R32 million) was higher than the March quarter’s A$5 million (R24 million). This was due to increased capital development and
costs associated with installation of the paste fill plant for the underground operations.

September quarter’s gold production is expected to improve
over the June quarter’s result, whilst cash costs will remain flat. Capital expenditure is expected to increase with the
anticipated commencement of an extension to the Leinster
village which is anticipated to cost A$6 million (R30 million).
This extension will better facilitate the fly-in fly-out
arrangement for personnel.

Year ended 30 June 2006 compared with year ended
30 June 2005
Attributable gold production decreased 4 per cent from 4.22
million ounces for the year ended June 2005 to 4.07 million
ounces produced in financial 2006. This shortfall was at the
South African operations where gold production decreased
from 2.82 million ounces to 2.66 million ounces, mainly due
to the loss of nearly a week in September 2005 due to the
strike and poor performance from Kloof due to mining
inflexibility and a labour dispute over the New Year period. At the international operations production was virtually flat at
1.40 million ounces compared with 1.41 million ounces in
F2005. This was due to the increase achieved at Tarkwa
arising from the benefit of the new mill expansion for a full year as compared with 8 months in the preceding year and
the inclusion of the newly acquired Choco 10 mine in
Venezuela, effective from 1 March 2006. This was partly
offset by the lower production from St Ives which operated
the old and new mills during the third quarter of F2005.

Revenue increased by 24 per cent in rand terms (increased
21 per cent in US dollar terms) from R11,756 million
(US$1,893 million) to R14,605 million (US$2,282 million).
The higher gold price of R107,918 per kilogram (US$524 per
ounce) compared with R84,218 per kilogram (US$422 per
ounce) achieved in F2005 more than offset the lower
production.

Operating costs, including gold-in-process movements,
increased from R9,471 million (US$1,525 million) to R10,245
million (US$1,601 million), an increase of R774 million
(US$76 million) or 8 per cent. This increase was mainly due
to the above inflation wage increases in South Africa,
amounting to approximately R230 million (US$36 million),
and the significant price increase of important inputs –
namely fuel, steel and cyanide to mention but a few together with the weaker rand when translating costs at the
international operations into South African rand. Exchange
rates weakened from an average of US$1 = R6.21 to US$1 =
R6.40, or 3 per cent and from A$1 = R4.66 to A$1 = R4.79,
also 3 per cent year on year. The weaker rand accounted for
approximately R90 million (US$14 million) of the cost
increase. Added to this was the increase in volumes required as grades on average decreased by 7 per cent year on year.
Total cash costs for the Group in rand terms, year on year,
increased 12 per cent from R66,041 per kilogram (US$331
per pounce) to R73,746 per kilogram (US$358 per ounce)
due to the above factors.

At the South African operations operating costs increased by
3 per cent to R6,884 million for the year compared with
R6,660 million the previous year. This was despite above
inflation wage increases as this was offset by the cost saving initiatives implemented over the year and the lower
production. However, unit cash costs increased 10 per cent
from R72,830 to R80,201 per kilogram due to lower
production. At the international operations unit cash costs
increased by 15 per cent from US$273 per ounce to US$309
per ounce, mainly due to the combined effect of higher
stripping ratios and increased cost of inputs driven by the
commodities boom.

Operating profit at R4,360 million (US$681 million),
compared with R2,286 million (US$368 million) in the
previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R1,389 million (US$217 million) compared
with R128 million (US$21 million) in the previous year. The
increase in earnings was largely due to the 90 per cent
increase in operating profit.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R1,230
million (US$192 million) this year compared with R400 million
(US$64 million) in financial 2005.
Capital and development projects
Cerro Corona
Gold Fields is continuing to advance its community relations and sustainable development efforts, particularly in the most proximal communities. After a series of meetings, a long-
term cooperative community development agreement was
reached with the provincial capital of Hualgayoc during April.
Many of the communities that are in this province will also
benefit from this multi-year agreement, which focuses on
health, education and domestic water supplies. Also, in
concert with the Ministry of Mines and Energy, Gold Fields
led the effort to complete the design of and begin
construction of a water treatment plant to alleviate some of the water contamination from historic mine waste outside our property boundaries. The intent in this effort is to
demonstrate our commitment to making things better
because we are there.

The company continued to work closely with local, typically
very small contractors to include them in the construction
activities wherever practical and within reasonable economic terms. These small companies are required to meet all of
Gold Fields operating standards including the employment of
local citizens at the prevailing wage rate. All of the other contractors working on site have a large contingent of locals employed, and with more than 300 locals employed the
project is largely welcomed.

San Martin, the mining contractor, has most of its mining and ancillary equipment on the project site and preliminary mine road and site earthworks are well underway. The initial
excavations for the process plant and permanent camp are
among those that have been started. The water system for
the permanent camp is well advanced and nearly ready for
service. Space has been added to the construction camp at
the former Carolina (Cerro Corona) mill site. There are now
facilities to accommodate and service more than 500
workers.

Hatch, the EP contractor continues to advance the process
plant and facility detailed engineering work with about 87 per cent of this work now complete. Hatch also continues with
the procurement of engineered equipment to assure timely
deliveries. Knight Piésold has completed the design of phase
I and phase II of the tailings disposal facility. Meanwhile
Montgomery - Watson, a well known engineering firm is well
advanced with the design and engineering of an alternate
tailings disposal facility. The goal in having two very different designs for the same facility is to assure that the most
appropriate type is included in the finished project to ensure responsible, safe tailings disposal.
Exploration and corporate
development
Gold Fields completed drilling on seven projects during the
quarter on its greenfield exploration sites. Its partner North
American Palladium (TSX, Amex: “PDL”) continued with
drilling on the Arctic Platinum Project in Finland as part of their option agreement.

At the Essakane project in Burkina Faso, Gold Fields
(earning 60 per cent) together with partner Orezone
Resources Inc. (TSX, Amex: “OZN”), completed its drill
programme on the Essakane Main Zone (“EMZ’) in
anticipation of a September resource model completion that
will lead into the start of a Bankable Feasibility Study in the following nine to twelve months. Progress is being made on
the extensive reassay programme being conducted on past
drilling in conjunction with the new drilling. There is a
possibility of delay in the resource model if additional
laboratory capacity cannot be found to accelerate the
sampling programme. Orezone also conducted exploration
drilling on three targets outside the Essakane Main Zone
funded on a 50:50 basis with Gold Fields.

On the 100 per cent owned Telikan in Guinea a 5,700 metre
RAB drilling programme was completed during the quarter
over previously defined soil anomalies. Results are still
pending that will lead to either the recommendation of
additional RC drilling or relinquishment of the project. With partner Glencar Mining plc (AIM: “GEX”) approximately 2,700
meters of RC drilling was completed during the quarter on the
Bokoro prospect on their 85 per cent Sankarani project in
south-western Mali. At the 80 per cent owned Kisenge
project in the southern DRC, continued auger drilling has
extended the Mpokoto anomaly by an additional one
kilometre to almost three kilometres in length. An additional subparallel anomaly, Mpokoto II, has been discovered about
two and a half kilometres southwest of the Mpokoto anomaly
through auger drilling of saprolite as a follow-up of previous termite mound sampling. Both anomalies will be drilled, and
every effort is being made to mobilise a rig to this part of the
DRC. The availability of a suitable drilling contractor is
proving to be problematic in the present market conditions.
At the Central Victoria project in Australia, aircore drilling continued on the 3.2 kilometre mineralized Lockington
horizon on Gold Fields 100 per cent-owned tenements. A
second parallel anomaly has been defined by aircore drilling three kilometres to the east of Lockington on the Fosterville
East JV where Gold Fields is earning 75 per cent equity. The second anomalous trend now exceeds five kilometres in
strike length. In China, field work continues on the Fujian JV with partners Zijin Mining (HKSE: “2899”) including geologic mapping and stream sediment sampling of the Fujian
epithermal belt and in the Heilongjiang province with local
state owned partners SMEI.

GoldQuest Mining Corporation (TSX Venture: “GQC”) in
which Gold Fields has a 9.75 per cent interest and is earning a 60 per cent interest in various tenements in the Dominican
Republic continues to report encouraging drill results from its
Las Tres Palmis prospect. Approximately 1,800 meters of
diamond drilling was completed during the quarter on four
separate targets. At the Corona Consolidated project, a joint venture with Buenaventura, an initial US$1 million of
expenditure has been incurred through data compilation and
the drilling of approximately 2,500 meters on several
prospects. A new company is being formed with partner
Buenaventura (NYSE: “BVN”) to explore this extensive land
holding surrounding Gold Fields 80 per cent Cerro Corona
development project. In the El Callao regional exploration
surrounding Gold Fields 95 per cent owned Choco 10 mine,
fieldwork has begun on the recently acquired Choco 6
concession. An extensive resource drilling programme is in
progress at Choco 10 and as soon as this is completed
during the next quarter, drilling will resume on the exploration targets being defined.
Corporate
Gold Fields increases stake in Western Areas to
18.9 per cent
During the quarter it was announced on 19 May 2006, that
Gold Fields had purchased an additional 18.27 million
Western Areas Limited shares. Further to this on 12 July, an additional 3 million Western Areas Limited shares were
purchased bringing the total stake in Western Areas to 29.16 million shares, or 18.9 per cent of that Company’s total
issued share capital.

Significant potential for regional cooperation with our Kloof
Gold Mine is achievable, in particular with the Phase Two
development of that ore body. We aim to play a role in
achieving that cooperation.

Gold Fields announces Mineral Resources of 179.3
million ounces and Ore Reserves of 65.3 million ounces
On 17 May 2006 Gold Fields published its Mineral Resource
and Ore Reserve Statement for the six month period ended
on 31 December 2005. This represents a change in the
reporting cycle, from 30 June to 31 December, in order to
align the short and long term planning horizon for the group.

Mineral Resources, inclusive of Ore Reserves, increased by
3 per cent to 179.3 million ounces and Ore Reserves
increased by 1 per cent to 65.3 million ounces, both numbers net of depletion. These increases have been achieved
despite having to use a SEC mandated 3 year trailing
average gold price, which is considerably below prevailing
spot prices.

Mineral Resources were calculated using a gold price of
R105,000 per kilogram in South Africa; A$650 in Australia;
and US$475 in Ghana and Peru.

Ore Reserves were calculated using a gold price of R92,000
per kilogram in South Africa; A$560 in Australia; and US$400 in Ghana and Peru.

The full Mineral Resource and Ore Reserve Declaration is
available on the Gold Fields Website at www.goldfields.co.za.
Implications of adopting IFRS 2 ,
share - based payments
IFRS 2, Share-based payments became effective for Gold
Fields for the financial year ending 30 June 2006. In terms of the IFRS, Gold Fields now recognises the cost of share
options (share-based payments) from 1 July 2005. IFRS 2
requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields’ has adopted an appropriate valuation model to
fair value the employee share options. The value of the
share options has been determined as of the grant date of
the options and has been expensed on a straight-line basis
over the vesting period. Based on this model, the following
costs for the financial years ended after 7 November 2002
have been accounted for as follows:

F2003 R5.2 million (US$0.8 million)
(against opening retained earnings)

F2004 R32.6 million (US$5.2 million)
(against opening retained earnings)

F2005 R52.0 million (US$8.4 million)
(restatement of F2005 comparatives)

F2006 R67.6 million (US$10.6 million)

The corresponding entry for the above adjustments was
shareholders’ equity within the share-based payment
reserve. The effect on opening shareholders’ equity is nil.

The financial 2005 annual net earnings of R180 million
(US$29 million) have been restated to R128 million (US$21
million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been
spread equally over the four quarters in financial 2005.
These costs are included in other expenses. Earnings per
share, headline earnings, headline earnings per share and
diluted earnings per share have also been restated. In
F2006 the cost of R67.6 million (US$10.6 million) has been
included in other expenses as follows:

Quarter ended
September 2005 R15.6 million (US$2.4 million)
December 2005 R15.6 million (US$2.4 million)
March 2006 R14.6 million (US$2.3 million)
June 2006 R21.8 million (US$3.5 million)

The increase in the quarter ending June 2006 is due to the
implementation of the F2005 share plan as approved at the
last Annual General Meeting.

Total cash cost s – Peer
comparison
In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal
Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.

Off-reef development costs and a portion of direct shaft
overheads are capitalised in this pro-forma calculation.
Users of this calculation should bear in mind that this
methodology would, should it be adopted, result in higher
capital expenditure and amortisation.
Dividen d
The company’s policy is to pay out 50 per cent of its
earnings, subject to investment opportunities and after
excluding impairments. Earnings are adjusted to exclude
unrealised gains and losses on financial instruments and
foreign debt, but are adjusted to include cash payments and
receipts in relation to such underlying financial instruments.
A final dividend has been declared payable to all
shareholders as follows:
- final dividend number 65: 110 SA cents per share
- last date to trade cum-dividend: Friday 18 August 2006
- sterling and US dollar conversion date: Monday 21 August 2006
- trading commences ex-dividend:
Monday 21 August 2006
- record date: Friday 25 August 2006
- payment date: Monday 28 August 2006
Share certificates may not be dematerialised or
rematerialised between Monday, 21 August 2006 and Friday,
25 August 2006, both dates inclusive.
Outlook
Gold production for the September quarter should be
marginally higher when compared with the June quarter.
Total cash costs should also increase due to the wage
increases at the South African operations.
Basis of accounting
The unaudited results for the quarter and year have been
prepared on the International Financial Reporting Standards
(IFRS) basis. The detailed financial, operational and
development results for the June 2006 quarter are submitted
in this report.

These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous year-end,
except for the adoption of IFRS 2 – share based payments
and the adoption of the revised international accounting
standards.
Audit review
The year-end results have been reviewed in terms of Rule
3.23 of the listing requirements of the JSE Limited by the
Company’s auditors, PricewaterhouseCoopers Inc. This
unqualified review opinion is available upon request from the
Company Secretary and on the web site.

I.D. Cockerill
Chief Executive Officer
3 August 2006

Income  statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
June
2006
March
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Revenue
4,369.0
3,734.4 3,156.3
14,604.7
11,756.3
Operating costs
2,731.5
2,573.4 2,474.2
10,303.9
9,502.0
Gold inventory change
(22.7)
(26.4) 26.1
(58.8)
(31.4)
Operating profit
1,660.2
1,187.4 656.0
4,359.6
2,285.7
Amortisation and depreciation
423.4
383.6 391.2
1,536.0
1,512.1
Net operating profit
1,236.8
803.8 264.8
2,823.6
773.6
Finance income
35.0
73.5 11.2
126.2
97.5
- Net interest received/(paid)
(5.0)
(6.9) 15.1
5.7
80.6
- Gain/(loss) on foreign debt, net of cash
40.0
80.4 (3.9)
120.5
16.9
Gain/(loss) on financial instruments
23.8
(20.2) 100.3
(24.0)
344.0
Other expenses
(55.6)
(83.5) (30.6)
(186.9)
(105.3)
Exploration
(94.0)
(33.6) (60.6)
(247.9)
(197.4)
Profit before tax and exceptional items
1,146.0
740.0 285.1
2,491.0
912.4
Exceptional gain/(loss)
6.2
53.2 (359.2)
63.9
(554.7)
Profit/(loss) before taxation
1,152.2
793.2 (74.1)
2,554.9
357.7
Mining and income taxation
469.1
224.5 (61.7)
938.8
101.5
- Normal taxation
227.0
156.1 57.3
578.3
262.1
- Deferred taxation
242.1
68.4 (119.0)
360.5
(160.6)
Net profit/(loss)
683.1
568.7 (12.4)
1,616.1
256.2
Attributable to:
- Ordinary shareholders
604.4
483.0 (26.9)
1,388.6
127.7
- Minority shareholders
78.7
85.7 14.5
227.5
128.5
Exceptional items:
Profit on sale of investments
10.0
28.5 10.0
40.3
50.3
Profit/(loss) on sale of assets / mineral rights
(0.9)
24.5 46.6
23.6
46.6
Harmony hostile bid costs
-
- (145.1)
-
(315.5)
IAMGold transaction costs
-
- 6.9
-
(57.9)
Retirement of health care obligations
-
- -
-
(4.8)
Impairment of assets
-
- (278.1)
-
(278.1)
Other
(2.9)
0.2 0.5
-
4.7
Total exceptional items
6.2
53.2 (359.2)
63.9
(554.7)
Taxation
2.8
(14.1) 56.9
(11.9)
53.9
Net exceptional items after tax and minorities
9.0
39.1 (302.3)
52.0
(500.8)
Net earnings/(loss)
604.4
483.0 (26.9)
1,388.6
127.7
Net earnings/(loss) per share (cents)
122
98 (5)
281
26
Diluted earnings/(loss) per share (cents)
112
97 (5)
270
25
Headline earnings
593.8
445.9 121.6
1,336.6
239.3
Headline earnings per share (cents)
120
90 25
270
49
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
536.0
376.0 216.6
1,230.4
399.9
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional
items (cents)
108
76 44
249
81
Gold sold – managed kg
33,875
34,104 35,836
135,332
139,594
Gold price received R/kg
128,974
109,500 88,076
107,918
84,218
Total cash costs R/kg
77,187
73,378 67,773
73,746
66,041

Income  statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
June
2006
March
2006
Adjusted
June
2005

June
2006
Adjusted
June
2005
Revenue
682.7
602.2 492.4
2,282.0
1,893.1
Operating costs
426.8
416.5 385.5
1,610.0
1,530.1
Gold inventory change
(3.6)
(4.1) 4.3
(9.2)
(5.1)
Operating profit
259.5
189.8 102.6
681.2
368.1
Amortisation and depreciation
66.2
62.0 60.9
240.0
243.5
Net operating profit
193.3
127.8 41.7
441.2
124.6
Finance income
5.7
11.6 1.6
20.0
15.7
- Net interest received/(paid)
(0.8)
(1.0) 2.3
0.9
13.0
- Gain/(loss) on foreign debt, net of cash
6.5
12.6 (0.7)
19.1
2.7
Gain/(loss) on financial instruments
3.5
(3.3) 15.7
(4.0)
55.4
Other expenses
(8.7)
(13.2) (4.7)
(29.2)
(17.0)
Exploration
(14.7)
(5.5) (9.5)
(38.7)
(31.8)
Profit before tax and exceptional items
179.1
117.4 44.8
389.3
146.9
Exceptional gain/(loss)
1.0
8.3 (57.5)
10.0
(89.3)
Profit before taxation
180.1
125.7 (12.7)
399.3
57.6
Mining and income taxation
73.3
35.8 (10.3)
146.7
16.3
- Normal taxation
35.5
25.0 8.8
90.4
42.2
- Deferred taxation
37.8
10.8 (19.1)
56.3
(25.9)
Net profit
106.8
89.9 (2.4)
252.6
41.3
Attributable to:
- Ordinary shareholders
94.6
76.3 (4.5)
217.1
20.6
- Minority shareholders
12.2
13.6 2.1
35.5
20.7
Exceptional items:
Profit on sale of investments
1.6
4.4 1.5
6.3
8.1
Profit/(loss) on sale of assets / mineral rights
(0.1)
3.8 7.5
3.7
7.5
Harmony hostile bid costs
-
- (23.0)
-
(50.8)
IAMGold transaction costs
-
- 1.3
-
(9.3)
Retirement of health care obligations
-
- -
-
(0.8)
Impairment of assets
-
- (44.8)
-
(44.8)
Other
(0.5)
0.1 -
-
0.8
Total exceptional items
1.0
8.3 (57.5)
10.0
(89.3)
Taxation
0.4
(2.1) 9.2
(1.9)
8.7
Net exceptional items after tax and minorities
1.4
6.2 (48.3)
8.1
(80.6)
Net earnings
94.6
76.3 (4.5)
217.1
20.6
Net earnings per share (cents)
19
16 (1)
44
4
Diluted earnings per share (cents)
17
16 (1)
42
4
Headline earnings
92.9
70.6 16.3
209.0
38.5
Headline earnings per share (cents)
18
15 4
42
8
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional
items
83.8
59.7 28.2
192.3
64.4
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional
items (cents)
17
12 6
39
13
South African rand/United States dollar conversion rate
6.39
6.14 6.39
6.40
6.21
South African rand/Australian dollar conversion rate
4.77
4.56 4.91
4.79
4.66
Gold sold – managed ozs (000)
1,089
1,097 1,152
4,351
4,488
Gold price received $/oz
628
555 429
524
422
Total cash costs $/oz
376
372 330
358
331

Balance  sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Property, plant and equipment
23,174.4
16,959.5
3,119.0
2,531.3
Non-current assets
484.0
389.0
65.1
58.1
Investments
2,483.9
992.8
334.3
148.2
Current assets
4,351.2
5,656.1
585.6
844.2
- Other current assets
2,733.7
2,281.1
367.9
340.5
- Cash and deposits
1,617.5
3,375.0
217.7
503.7
Total assets
30,493.5
23,997.4
4,104.0
3,581.8
Shareholders’ equity
19,305.1
16,534.1
2,598.3
2,467.8
Deferred taxation
5,106.0
3,249.8
687.2
485.0
Long-term loans
2,021.6
1,176.0
272.1
175.5
Environmental rehabilitation provisions
1,079.3
905.8
145.3
135.2
Post-retirement health care provisions
18.0
24.1
2.4
3.6
Current liabilities
2,963.5
2,107.6
398.7
314.7
- Other current liabilities
2,641.8
1,820.1
355.4
271.8
- Current portion of long-term loans
321.7
287.5
43.3
42.9
Total equity and liabilities
30,493.5
23,997.4
4,104.0
3,581.8
South African rand/US dollar conversion rate
7.43
6.70
South African rand/Australian dollar conversion rate
5.44
5.15
Condensed  statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Balance as at the beginning of the financial year
16,534.1
14,949.3
2,467.8
2,372.9
Minority shareholders interest now reflected in shareholders equity
-
662.9
-
105.2
Adjusted balance at the beginning of the financial year
16,534.1
15,612.2
2,467.8
2,478.1
Currency translation adjustment and other
818.1
852.6
(175.1)
(14.5)
Issue of share capital
1.3
0.4
0.2
0.1
Increase of share premium
116.7
21.7
18.2
3.5
Net revaluation surplus arising on acquisition of subsidiaries
168.7
-
27.3
-
Marked to market valuation of listed investments and instruments
431.7
65.4
67.4
10.5
Dividends
(477.7)
(344.5)
(74.8)
(54.5)
Increase in share based payment reserve
67.6
52.0
10.6
8.4
Net profit attributable to ordinary shareholders
1,388.6
127.7
217.1
20.6
Net profit attributable to minority shareholders
227.5
128.5
35.5
20.7
Increase in minorities
28.5
18.1
4.1
(5.1)
Balance as at the end of June
19,305.1
16,534.1
2,598.3
2,467.8
Reconciliation  of headline earnings with net earnings
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Net earnings
1,388.6
127.7
217.1
20.6
Profit on sale of investments
(40.3)
(50.3)
(6.3)
(8.1)
Taxation effect of profit on sale of investments
1.9
3.1
0.3
0.5
Profit on sale of assets / mineral rights
(23.6)
-
(3.7)
-
Taxation effect of profit on sale of assets
10.0
-
1.6
-
Impairment of assets
-
260.9
-
42.0
Taxation effect of impairment of assets
-
(51.7)
-
(8.3)
Profit on sale of exploration rights
-
(46.6)
-
(7.5)
Other after tax adjustments
-
(3.8)
-
(0.7)
Headline earnings
1,336.6
239.3
209.0
38.5
Headline earnings per share – cents
270
49
42
8
Based on headline earnings as given above divided by 492,922,941
(F2005 - 491,987,508) being the weighted average number of
ordinary shares in issue for F2006.

C a s h
f l o w s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
June
2006
March
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Cash flows from operating activities
1,529.3
1,116.3 707.9
3,504.9
1,792.1
Profit before tax and exceptional items
1,146.0
740.0 285.1
2,491.0
912.4
Exceptional items
6.2
53.2 (359.2)
63.9
(554.7)
Amortisation and depreciation
423.4
383.6 391.2
1,536.0
1,512.1
Change in working capital
134.3
228.7 68.1
(23.8)
(11.2)
Taxation paid
(81.3)
(134.9) (69.0)
(351.0)
(230.6)
Other non-cash items
(99.3)
(154.3) 391.7
(211.2)
164.1
Dividends paid
(45.9)
(235.0) (48.2)
(477.7)
(455.7)
Ordinary shareholders
-
(197.7) (0.1)
(394.5)
(344.5)
Minority shareholders in subsidiaries
(45.9)
(37.3) (48.1)
(83.2)
(111.2)
Cash flows in investing activities
(1,582.0)
(3,139.8)
(403.0)               (5,481.8)
(2,199.4)
Capital expenditure – additions
(662.8)
(472.8)
(441.8)               (1,862.4)
(2,163.8)
Capital expenditure – proceeds on disposal
10.3
21.9 23.5
40.0
63.6
Purchase of subsidiaries
(21.7)
(2,537.6)
-               (2,559.3)
-
Purchase of investments
(851.2)
(156.1)
(17.2)               (1,046.2)
(188.5)
Proceeds on the disposal of investments
1.6
8.2 66.1
18.2
162.3
Environmental and post-retirement health care payments
(58.2)
(3.4) (33.6)
(72.1)
(73.0)
Cash flows from financing activities
37.4
835.8 -
673.0
(56.9)
Loans received
-
986.7 0.1
986.7
16.9
Loans repaid
-
(147.5) (0.1)
(287.5)
(206.8)
Minority shareholder’s loan (repaid) / received
(33.6)
(44.0) -
(144.2)
110.9
Shares issued
71.0
40.6 -
118.0
22.1
Net cash (outflow)/inflow
(61.2)
(1,422.7)
256.7               (1,781.6)
(919.9)
Translation adjustment
177.2
(13.0) 187.5
24.1
160.4
Cash at beginning of period
1,501.5
2,937.2 2,930.8
3,375.0
4,134.5
Cash at end of period
1,617.5
1,501.5 3,375.0
1,617.5
3,375.0
United States Dollars
Quarter
Year ended
June
2006
March
2006
Adjusted
June
2005
June
2006
Adjusted
June
2005
Cash flows from operating activities
234.5
176.4 110.2
547.7
287.4
Profit before tax and exceptional items
179.0
117.4 44.8
389.2
146.9
Exceptional items
1.0
8.3 (57.5)
10.0
(89.3)
Amortisation and depreciation
66.2
62.0 60.9
240.0
243.5
Change in working capital
21.0
34.6 11.1
(3.7)
(1.8)
Taxation paid
(17.1)
(22.0) (12.5)
(54.8)
(38.4)
Other non-cash items
(15.6)
(23.9) 63.4
(33.0)
26.5
Dividends paid
(7.2)
(38.2) (7.2)
(74.8)
(71.8)
Ordinary shareholders
-
(32.4) -
(61.8)
(54.5)
Minority shareholders in subsidiaries
(7.2)
(5.8) (7.2)
(13.0)
(17.3)
Cash flows in investing activities
(247.3)
(509.9) (61.7)
(873.8)
(354.3)
Capital expenditure – additions
(103.6)
(75.9) (67.9)
(291.0)
(348.4)
Capital expenditure – proceeds on disposal
1.7
3.4 3.7
6.3
10.2
Purchase of subsidiaries
(3.5)
(413.6) (2.5)
(417.1)
(30.4)
Purchase of investments
(133.0)
(24.5) 2.9
(163.5)
18.6
Proceeds on the disposal of investments
0.2
1.3 7.5
2.8
7.5
Environmental and post-retirement health care payments
(9.1)
(0.6) (5.4)
(11.3)
(11.8)
Cash flows from financing activities
9.7
129.8 1.2
108.5
(9.1)
Loans received
3.8
154.2 -
158.0
2.7
Loans repaid
-
(23.4) 0.4
(44.9)
(33.3)
Minority shareholder’s loan (repaid) / received
(5.2)
(7.3) 0.8
(23.0)
17.9
Shares issued
11.1
6.3 -
18.4
3.6
Net cash (outflow)/inflow
(10.3)
(241.9) 42.5
(292.4)
(147.8)
Translation adjustment
(11.1)
19.9 (13.0)
6.4
(4.8)
Cash at beginning of period
239.1
461.1 474.2
503.7
656.3
Cash at end of period
217.7
239.1 503.7
217.7
503.7

Hedging/Derivatives
Policy

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure,
•
for specific debt servicing requirements, and
• to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of June 2006
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure.
The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.
Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$37.8 million not yet realised in cash is detailed below:
Payment value dates
Future cash flows - A$ million
30 June 2006
12.9
29 September 2006
12.6
29 December 2006
12.3
TOTAL
37.8
The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June 2007
Australian dollar call options:
Amount (US dollars) - 000’s
75,000
Average strike price - (US$/A$)
0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$0.3 million. This was based on an exchange rate of A$/US$ 0.7315. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June
2007
Forward purchases:
Amount (US Dollars) - 000’s
30,000
Average rate - (ZAR/US$)
6.8319
The marked to market value of all transactions making up the positions in the above table was a positive R20.2 million (US$2.7 million). The value was based on an exchange rate of ZAR/US$7.43 and the prevailing interest rates and volatilities at the time. Rand forward purchases of US$30 million matured on 5 June 2006 These were extended to mature on 5 December 2006, resulting in a cash inflow of R6.2 million.

Total  cash costs
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana    Venezuela
Australia
#
Total Mine
Operations
Total Driefontein
Kloof    Beatrix    Total
Tarkwa Damang Choco 10 St Ives
Agnew
Operating costs
(1)
June 2006
2,731.5
1,775.8
703.3
666.7
405.8
955.7
370.1    125.6     41.1       316.8
102.1
March
2006
2,573.4
1,704.9
680.5
615.6
408.8
868.5
344.1    123.4     14.9       292.7
93.4
Financial year ended
10,303.9
6,884.4
2,714.4
2,555.3
1,614.7
3,419.5
1,354.7   496.4      56.0    1,121.0
391.4
Gold-in-process and
June 2006
(17.5)
-
-
-
-
(17.5)
(7.7)     (3.9)        2.9        (6.9)
(1.9)
inventory change*
March 2006
(17.4)
-
-
-
-
(17.4)
(0.7)       4.0      (5.4)
(18.2)
2.9
Financial year ended
(37.9)
-
-
-
-
(37.9)
(25.4)   (17.7)      (2.5)      (25.5)
(2.2)
Less:
Rehabilitation costs
June 2006
9.9
9.5
2.8
4.1
2.6
0.4
0.4          -            -             -
-
March
2006
9.8
9.4
2.8
4.1
2.5
0.4
0.4          -            -             -
-
Financial year ended
39.2
37.7
11.2
16.4
10.1
1.5
1.5          -            -             -
-
Production taxes
June 2006
7.9
7.9
3.7
3.5
0.7
-
-           -            -             -
-
March
2006
8.7
8.7
4.1
3.3
1.3
-
-           -            -             -
-
Financial year ended
33.7
33.7
15.6
14.3
3.8
-
-           -            -             -
-
General and admin
June 2006
95.9
51.7
22.7
18.5
10.5
44.2
21.6       3.2         3.7        9.0
6.7
March
2006
87.1
48.5
20.4
17.5
10.6
38.6
20.1       3.0         0.4       10.4
4.7
Financial year ended
364.8
212.1
89.2
77.5
45.4
152.7
73.8      12.2        4.1       37.4
25.2
Exploration costs
June 2006
40.0
-
-
-
-
40.0
-      13.1
-        22.6
4.3
March 2006
-
-
-
-
-
-
-            -           -            -
-
Financial year ended
40.0
-
-
-
-
40.0
-      13.1
-        22.6
4.3
Cash operating costs
June 2006
2,560.3
1,706.7
674.1
640.6
392.0
853.6
340.4   105.4       40.3      278.3
89.2
March
2006
2,450.4
1,638.3
653.2
590.7
394.4
812.1
322.9   124.4
9.1      264.1
91.6
Financial year ended
9,788.3
6,600.9
2,598.4
2,447.1
1,555.4
3,187.4
1,254.0   488.8       49.4   1,035.5
359.7
Plus: Production
taxes
June
2006
7.9
7.9
3.7
3.5
0.7
-
-           -            -             -
-
March
2006
8.7
8.7
4.1
3.3
1.3
-
-           -            -             -
-
Financial year ended
33.7
33.7
15.6
14.3
3.8
-
-           -            -             -
-
Royalties
June
2006
46.5
-
-
-
-
46.5
21.2       6.7        2.5        11.4
4.7
March
2006
43.4
-
-
-
-
43.4
19.8       6.5        0.7        11.6
4.8
Financial year ended
158.2
-
-
-
-
158.2
71.6      23.6        3.2       41.5
18.3
TOTAL CASH COSTS
(2)
June
2006
2,614.7
1,714.6
677.8
644.1
392.7
900.1
361.6    112.1      42.8      289.7
93.9
March
2006
2,502.5
1,647.0
657.3
594.0
395.7
855.5
342.7    130.9
9.8      275.7
96.4
Financial year ended
9,980.2
6,634.6
2,614.0
2,461.4
1,559.2
3,345.6
1,325.6   512.4       52.6   1,077.0
378.0
Plus:
Amortisation*
June 2006
388.2
173.5
75.2
70.0
28.3
214.7
56.2       6.0      13.0
139.5
March
2006
348.9
153.0
60.9
57.7
34.4
195.9
61.5       6.1        0.2
128.1
Financial year ended
1,409.4
626.8
258.9
256.2
111.7
782.6
232.8     25.1      13.2
511.5
Rehabilitation June
2006
9.9
9.5
2.8
4.1
2.6
0.4
0.4           -           -
-
March
2006
9.8
9.4
2.8
4.1
2.5
0.4
0.4           -           -
-
Financial year ended
39.2
37.7
11.2
16.4
10.1
1.5
1.5           -           -
-
TOTAL PRODUCTION COSTS
(3)
June
2006
3,012.8
1,897.6
755.8
718.2
423.6
1,115.2
418.2    118.1      55.8
523.1
March
2006
2,861.2
1,809.4
721.0
655.8
432.6
1,051.8
404.6    137.0      10.0
500.2
Financial year ended
11,428.8
7,299.1
2,884.1
2,734.0
1,681.0
4,129.7
1,559.9    537.5      65.8
1,966.5
Gold sold – thousand ounces
June 2006
1,089.1
668.8
285.1
236.0
147.7
420.3
176.0     55.7       22.8     116.4
49.3
March
2006
1,096.5
646.4
284.5
207.1
154.9
450.0
192.4     62.0         5.4     134.3
55.9
Financial year ended
4,351.0
2,659.7
1,149.5
914.0
596.1
1,691.4
709.2    235.1      28.3      496.4
222.4
TOTAL CASH COSTS
June 2006
376
401
372
427
416
335
321       315        293        389
298
- US$/oz                                    March
2006
372
415
376
467
416
310
290       344        294        334
281
Financial year ended
358
390
355
421
409
309
292       341        294        339
266
TOTAL PRODUCTION COSTS
June 2006
433
444
415
476
449
415
372       332        383
494
- US$/oz                                    March
2006
425
456
413
516
455
381
343       360        300
428
Financial year ended
410
429
392
467
441
382
344       357        367
427
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R6.39 and US$1 = R6.14 for the June and March 2006 quarters respectively. For F2006 average rate US$1 = R6.40.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)
TOTAL CASH COSTS
June 2006
2,614.7
1,714.6
677.8
644.1
392.7
900.1
361.6    112.1      42.8     289.7
93.9
March
2006
2,502.5
1,647.0
657.3
594.0
395.7
855.5
342.7    130.9
9.8     275.7
96.4
Financial year ended
9,980.2
6,634.6
2,614.0
2,461.4
1559.2
3,345.6
1,325.6   512.4       52.6   1,077.0
378.0
Less:
June
2006
210.3
210.3
82.0
71.2
57.1
-
-           -            -            -
-
Ore reserve development costs
March 2006
184.8
184.8
66.7
64.0
54.1
-
-           -            -            -
-
Financial year ended
774.8
774.8
294.8
265.0
215.0
-
-           -            -            -
-
ADJUSTED TOTAL CASH COSTS
June 2006
2,404.4
1,504.3
595.8
572.9
335.6
900.1
361.6    112.1      42.8      289.7
93.9
March
2006
2,317.7
1,462.2
590.6
530.0
341.6
855.5
342.7    130.9
9.8      275.7
96.4
Financial year ended
9,205.4
5,859.8
2,319.2
2,916.4
1,344.2
3,345.6 1,325.6    512.4      52.6
1,077.0
378.0
Gold sold – kilograms
June 2006
33,875
20,803
8,869
7,340
4,594
13,072
5,475    1,733       710      3,622
1,532
March
2006
34,104
20,106
8,849
6,440
4,817
13,998
5,984    1,929       169      4,176
1,740
Financial year ended
135,332
82,725
35,755
28,429
18,541
52,607
22,060    7,312       879    15,440
6,916
Gold sold – thousand ounces
June 2006
1,089.1
668.8
285.1
236.0
147.7
420.3
176.0     55.7       22.8     116.4
49.3
March
2006
1,096.5
646.4
284.5
207.1
154.9
450.0
192.4     62.0        5.4      134.3
55.9
Financial year ended
4,351.0
2,659.7
1,149.5
914.0
596.1
1,691.4
709.2    235.1      28.3      496.4
222.4
ADJUSTED TOTAL CASH COSTS
June 2006
70,979
72,312
67,178
78,052
73,052
68,857
66,046  64,686   60,282    79,983
61.292
- R/kilogram March
2006
67,960
72,725
66,742
82,298
70,916
61,116
57,269  67,859   57,988    66,020
55,402
Financial year ended
68,021
70,835
64,864
77,259
72,499
63,596
60,091  70,077   59,841    69,754
54,656
ADJUSTED TOTAL CASH COSTS
June 2006
345
352
327
380
356
335
321       315       293         389
298
- US$/oz                                    March
2006
344
368
338
417
359
310
290       344       294         334
281
Financial year ended
331
344
315
375
352
309
292       341       294         339
266
Note: Users of the restated total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation.

Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total        Driefontein            Kloof         Beatrix
Operating Results
Ore milled/treated (000 tons)
June 2006 12,651 3,614
1,738                 992                 884
March 2006 12,738 3,585
1,831                 849                 905
Financial year ended 49,366
14,084              6,867               3,666              3,551
Yield (grams per ton) June 2006 2.7
5.8                  5.1                  7.4                  5.2
March 2006 2.7
5.6                  4.8                  7.6                  5.3
Financial year ended 2.7
5.9                  5.2                  7.8                  5.2
Gold produced (kilograms) June 2006 33,783
20,803              8,869               7,340              4,594
March 2006 34,104
20,106              8,849               6,440              4,817
Financial year ended 135,240
82,725            35,755              28,429             18,541
Gold sold (kilograms) June 2006 33,875
20,803              8,869               7,340              4,594
March 2006 34,104
20,106              8,849               6,440              4,817
Financial year ended 135,332
82,725             35,755             28,429            18,541
Gold price received (Rand per kilogram) June 2006 128,974
129,164           128,932           129,360           129,299
March 2006 109,500
108,813           108,487           109,224           108,864
Financial year ended 107,918
107,698           107,384           107,890           108,009
Total cash costs (Rand per kilogram) June 2006 77,187
82,421             76,423             87,752            85,481
March 2006 73,378
81,916             74,280             92,236            82,147
Financial year ended 73,746
80,201             73,109             86,581            84,095
Total production costs (Rand per kilogram) June 2006 88,939
91,218             85,218             97,847            92,207
March 2006 83,896
89,993             81,478           101,832            89,807
Financial year ended 84,450
88,233             80,663             96,169            90,664
Operating costs (Rand per ton) June 2006 216
491                  405                 672                 459
March 2006 202
476                  372                 725                 452
Financial year ended 209
489                  395                 697                 455
Financial Results (Rand million)
Revenue
June 2006 4,369.0 2,687.0
1,143.5              949.5               594.0
March 2006 3,734.4
2,187.8              960.0               703.4              524.4
Financial year ended 14,604.7
8,909.3            3,839.5            3,067.2           2,002.6
Operating costs June 2006 2,731.5
1,775.8               703.3              666.7              405.8
March 2006 2,573.4
1,704.9               680.5              615.6              408.8
Financial year ended 10,303.9
6,884.4            2,714.4            2,555.3
1,614.7
Gold inventory change June 2006 (22.7)
-                       -                     -                    -
March 2006 (26.4)
-                       -                     -                    -
Financial year ended (58.8)
-                       -                     -                    -
Operating profit
June 2006
1,660.2
911.2               440.2              282.8               188.2
March 2006 1,187.4
482.9               279.5                87.8              115.6
Financial year ended 4,359.6 2,024.9
1,125.1               511.9              387.9
Amortisation of mining assets June 2006 393.5
173.5                75.2                 70.0               28.3
March 2006 357.9
153.0                60.9                 57.7               34.4
Financial year ended 1,430.4
626.8               258.9               256.2             111.7
Net operating profit
June 2006
1,266.7
737.7               365.0              212.8              159.9
March 2006 829.5
329.9               218.6                30.1                81.2
Financial year ended 2,929.2
1,398.1               866.2              255.7               276.2
Other income/(expense) June 2006 (20.1)
(37.0)               (11.8)              (10.6)              (14.6)
March 2006 (25.0)
(29.6)                 (9.8)                (8.5)             (11.3)
Financial year ended (114.4)
(137.4)               (44.1)              (39.7)              (53.6)
Profit before taxation
June 2006
1,246.6
700.7               353.2              202.2               145.3
March 2006 804.5
300.3               208.8               21.6                 69.9
Financial year ended 2,814.8
1,260.7               822.1             216.0               222.6
Mining and income taxation
June 2006 424.4
253.0               119.1                73.7               60.2
March 2006 202.5
104.8                 63.9                 9.5               31.4
Financial year ended 882.9
405.6               243.5               66.5                 95.6
- Normal taxation June 2006 204.5
88.0                87.8
-                   0.2
March 2006 115.1 59.8
59.8                    -                     -
Financial year ended 500.4
201.7               201.5
- 0.2
- Deferred taxation June 2006 219.9
165.0                31.3                 73.7               60.0
March 2006 87.4
45.0                   4.1                 9.5                31.4
Financial year ended 382.5
203.9                 42.0               66.5                95.4
Profit before exceptional items
June 2006
822.2
447.7               234.1               128.5               85.1
March 2006 602.0
195.5               144.9                12.1                38.5
Financial year ended 1,931.9
855.1               578.6              149.5               127.0
Exceptional items June 2006 0.6
4.8                   0.1                  0.1                 4.6
March 2006 22.7
23.6                   0.8                16.7                  6.1
Financial year ended 26.0
29.6                   1.0                16.8                11.8
Net profit
June 2006
822.8
452.5               234.2              128.6                89.7
March 2006 624.7
219.1               145.7                28.8                44.6
Financial year ended 1,957.9
884.7               579.6              166.3              138.8
June 2006 797.1
449.7               234.2             128.6                 86.9
March 2006 612.5
204.5               145.1                18.6                40.8
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional items
Financial year ended 1,929.0
866.7               579.0              156.1               131.6
Capital expenditure
June 2006
513.8
227.7                 87.1                66.1                74.5
March 2006 424.4
164.3                 54.3                45.8                64.2
Financial year ended 1,644.9
694.1               248.7              208.0               237.4
Planned for next six months to December 2006 1,532.7
474.6               148.7              194.3               131.6

Operating and financial results
International Operations
Ghana
Venezuela          Australia #
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
June 2006
9,037           5,381            1,302
348
1,682
324
March
2006
9,153           5,671            1,375
106
1,654
347
Financial year ended
35,282         21,487            5,328
454
6,690
1,323
Yield (grams per ton)
June 2006
1.4              1.0                1.3                 1.6
2.2                  4.7
March 2006
1.5              1.1                1.4                 1.6
2.5                  5.0
Financial year ended
1.5              1.0                1.4                1.7
2.3                  5.2
Gold produced (kilograms)
June 2006
12,980          5,475             1,733
618
3,622              1,532
March
2006
13,998          5,984             1,929
169
4,176               1,740
Financial year ended
52,515         22,060            7,312
787
15,440
6,916
Gold sold (kilograms)
June 2006
13,072           5,475            1,733
710
3,622               1,532
March
2006
13,998          5,984             1,929
169
4,176               1,740
Financial year ended
52,607         22,060            7,312
879
15,440
6,916
Gold price received (Rand per kilogram)
June 2006
128,672       128,858         129,140         126,056
128,548           128,982
March
2006
110,487       110,478         109,850         109,467
110,632           110,977
Financial year ended
108,263       108,200         107,741         122,867
108,096           107,533
Total cash costs (Rand per kilogram)
June 2006
68,857         66,046          64,686           60,282
79,983             61,292
March
2006
61,116         57,269          67,859           57,988
66,020             55,402
Financial year ended
63,596         60,091          70,077           59,841
69,754             54,656
Total production costs (Rand per kilogram)
June 2006
85,312         76,384          68,148           78,592
101,494
March
2006
75,139         67,614          71,021           59,172
84,550
Financial year ended
78,501         70,712         73,509            74,858
87,963
Operating costs (Rand per ton)
June 2006
106                69                96               118                    188                 315
March
2006
95                61                90               141                    177                 269
Financial year ended
97                63                93               123                   168                  296
Financial Results (Rand million)
Revenue                                                               June
2006
1,682.0
705.5
223.8               89.5                465.6              197.6
March
2006
1,546.6
661.1
211.9               18.5                462.0               193.1
Financial year ended
5,695.4         2,386.9           787.8
108.0
1,669.0
743.7
Operating costs
June 2006
955.7
370.1
125.6               41.1                316.8               102.1
March
2006
868.5            344.1           123.4               14.9
292.7
93.4
Financial year ended
3,419.5
1,354.7
496.4               56.0             1,121.0              391.4
Gold inventory change
June 2006
(22.7)             (9.5)             (3.9)                2.9
(9.7)                 (2.5)
March
2006
(26.4)             (1.8)                4.0             (5.4)               (26.6)
3.4
Financial year ended
(58.8)            (32.9)             17.7              (2.5)
(37.5)
(3.6)
Operating profit
June 2006
749.0            344.9            102.1              45.5
158.5
98.0
March
2006
704.5            318.8             84.5
9.0
195.9
96.3
Financial year ended
2,334.7
1,065.1
273.7               54.5               585.5               355.9
Amortisation of mining assets
June 2006
220.0              58.0               6.0              13.0
143.0
March 2006
204.9              62.6               6.1                0.2
136.0
Financial year ended
803.6            240.3              25.1              13.2
525.0
Net operating profit                                            June
2006
529.0            286.9              96.1              32.5
113.5
March
2006
499.6            256.2              78.4
8.8
156.2
Financial year ended
1,531.1            824.8           248.6              41.3
416.4
Other income/(expense)
June 2006
16.9                1.4               5.0               0.3
10.2
March 2006
4.6              (1.2)               0.6              (1.2)
6.4
Financial year ended
23.0               6.0               5.9               (0.9)
12.0
Profit before taxation                                          June
2006
545.9             288.3          101.1               32.8
123.7
March
2006
504.2             255.0            79.0
7.6
162.6
Financial year ended
1,554.1            830.8           254.5              40.4
428.4
Mining and income taxation
June 2006
171.4              84.2             28.8               16.1
42.3
March 2006
97.7               12.8            21.9                 3.3
59.7
Financial year ended
477.3            203.3              80.3              19.4
174.3
- Normal taxation
June 2006
116.5              65.0             19.3               16.1
16.1
March
2006
55.3              19.6             16.0                 3.3
16.4
Financial year ended
298.7            166.4             53.1               19.4
59.8
- Deferred taxation
June 2006
54.9               19.2             9.5
-
26.2
March
2006
42.4              (6.8)              5.9
-
43.3
Financial year ended
178.6              36.9             27.2
-
114.5
Profit before exceptional items
June 2006
374.5             204.1             72.3             16.7
81.4
March 2006
406.5             242.2             57.1
4.3
102.9
Financial year ended
1,076.8            627.5            174.2             21.0
254.1
Exceptional items
June 2006
(4.2)                   -                 -                    -
(4.2)
March
2006
(0.9)                   -                 -                    -
(0.9)
Financial year ended
(3.6)              (1.3)
-
-
(2.3)
Net profit
June 2006
370.3            204.1              72.3              16.7
77.2
March
2006
405.6            242.2              57.1
4.3
102.0
Financial year ended
1,073.2            626.2           174.2              21.0
251.8
June 2006
347.4            199.7              70.1             16.7
60.9
March 2006
408.0            242.5              57.8
4.3
103.4
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional
items
Financial year ended
1,062.3            625.5           173.4              21.0
242.4
Capital expenditure
June 2006
286.1              84.1            53.4                26.8
90.2                31.6
March 2006
260.1            100.0             50.5
6.5
79.4
23.7
Financial year ended
950.8
299.7
163.8               33.3               336.5              117.7
Planned for next six months to December 2006
1,058.1           398.3            104.8             101.8
335.7              117.5
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results
South African Operations

United States Dollars
Total Mine
Operations
Total             Driefontein                Kloof           Beatrix
Operating Results
Ore milled/treated (000 tons) June 2006 12,651
3,614               1,738                  992                 884
March 2006 12,738
3,585               1,831                  849                 905
Financial year ended 49,366
14,084              6,867                3,666
3,551
Yield (ounces per ton) June 2006 0.086
0.185              0.164                0.238
0.167
March 2006 0.086
0.180              0.155                0.244
0.171
Financial year ended 0.088
0.189              0.167                0.249
0.168
Gold produced (000 ounces) June 2006 1,086.1
668.8              285.1                236.0
147.7
March 2006 1,096.5
646.4              284.5                207.1
154.9
Financial year ended 4,348.1
2,659.7           1,149.5                914.0               596.1
Gold sold (000 ounces) June 2006 1,089.1
668.8              285.1                236.0
147.7
March 2006 1,096.5
646.4              284.5                207.1
154.9
Financial year ended 4,351.0
2,659.7           1,149.5                914.0               596.1
Gold price received (dollars per ounce) June 2006 628
629                 628                   630
629
March 2006 555
551                 550                   553
551
Financial year ended 524
523                 522                   524
525
Total cash costs (dollars per ounce) June 2006 376
401                  372                  427
416
March 2006 372
415                  376                  467
416
Financial year ended 358
390                  355                  421
409
Total production costs (dollars per ounce) June 2006 433
444                  415                  476
449
March 2006 425
456                  413                  516
455
Financial year ended 410
429                  392                  467
441
Operating costs (dollars per ton) June 2006 34
77                    63                  105
72
March 2006 33
77                    61                  118
74
Financial year ended 33
76                    62                  109
71
Financial Results ($ million)
June 2006
Revenue                                                              June
2006 682.7
419.8                178.7               148.4                92.8
March 2006 602.2
353.4                155.0               114.0                84.5
Financial year ended 2,282.0
1,392.1               599.9                479.3
312.9
Operating costs June 2006 426.8
277.5                109.9                104.2               63.4
March 2006 416.5
276.2                110.2                 99.8                66.2
Financial year ended 1,610.0
1,075.7               424.1                399.3
252.3
Gold inventory change June 2006 (3.6)
-                       -                       -
-
March 2006 (4.1)
-                       -                       -
-
Financial year ended (9.2)
-                       -                       -
-
Operating profit
June 2006
259.5
142.4                  68.8                 44.2
29.4
March 2006 189.8
77.3                  44.8                 14.1
18.3
Financial year ended 681.3
316.4                175.8                 80.0                60.6
Amortisation of mining assets June 2006 61.6
27.1                  11.8                 10.9                4.4
March 2006 57.9
24.8                    9.9                  9.4
5.5
Financial year ended 223.6
97.9                  40.5                 40.0
17.5
Net operating profit
June 2006
198.2
115.3                  57.0                 33.3
25.0
March 2006 132.0
52.5                  35.0                  4.7
12.8
Financial year ended 458.0
218.5                135.3                 40.0                43.2
Other income/(expenses) June 2006 (3.2)
(5.8)                 (1.8)                  (1.7)
(2.3)
March 2006 (4.0)
(4.8)                 (1.6)                  (1.4)
(1.8)
Financial year ended (17.9)
(21.5)                 (6.9)                  (6.2)
(8.4)
Profit before taxation
June 2006
195.0
109.5                  55.2                 31.6
22.7
March 2006 127.9
47.7                  33.4                  3.4
10.9
Financial year ended 440.1
197.0                128.5                 33.8               34.8
Mining and income taxation
June 2006 66.4
39.5                  18.6                 11.5                 9.4
March 2006 32.4
16.5                  10.2                   1.4                 4.9
Financial year ended 138.1
63.4                  38.0                  10.4
14.9
- Normal taxation June 2006 32.1
13.8                 13.7
-                     -
March 2006 18.5
9.5                    9.5                      -                    -
Financial year ended 78.3
31.5                 31.5
-                     -
- Deferred taxation June 2006 34.4
25.8                   4.9                  11.5
9.4
March 2006 13.9
7.0                    0.7                   1.4
4.9
Financial year ended 59.8
31.9                    6.6                 10.4
14.9
Profit before exceptional items
June 2006
128.6
70.0                  36.6                 20.1
13.3
March 2006 95.6
31.2                  23.2                   1.9                6.0
Financial year ended 302.0
133.6                  90.4                 23.4
19.8
Exceptional items June 2006 0.1
0.8                      -                       -
0.7
March 2006 3.6
3.7                   0.1                    2.6
1.0
Financial year ended 4.1
4.6                   0.2                    2.6
1.8
Net profit
June 2006
128.7
70.7                 36.6                  20.1
14.0
March 2006 99.1
34.8                 23.3                   4.5                 7.0
Financial year ended 306.0
138.2                 90.6                  26.0
21.7
June 2006 124.5
70.2                 36.5                  20.1
13.6
March 2006 97.2
32.6                 23.2                   2.9                 6.4
Net profit excluding gains and losses on financial
instruments and foreign debt and exceptional
items
Financial year ended 301.4
135.4                 90.5                 24.4
20.6
Capital expenditure ($ million)
June 2006
79.8
35.1                 13.1                  10.3
11.6
March 2006 68.9
27.0                   9.3                   7.4
10.3
Financial year ended 257.0
108.5                 38.9                  32.5
37.1
Planned for next six months to December 2006 206.3
63.9                 20.0                  26.2
17.7
Average exchange rates are US$1 = R6.39 and US$1 = R6.14 for the June 2006 and March 2006 quarters respectively.
Figures may not add as they are rounded independently.

O p e r a t i n g
a n d f i n a n c i a l r e s u l t s
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang     Choco 10     St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) June 2006
9,037          5,381         1,302             348
1,682           324
1,682          324
March 2006
9,153          5,671         1,375             106
1,654           347
1,654          347
Financial year ended
35,282        21,487         5,328
454         6,690       1,323
6,690       1,323
Yield (ounces per ton) June 2006
0.046         0.033          0.043          0.057
0.069        0.152
0.069       0.152
March 2006
0.049         0.034          0.045          0.051
0.081        0.161
0.081        0.161
Financial year ended
0.048         0.033          0.044          0.056
0.074        0.168
0.074        0.168
Gold produced (000 ounces) June 2006
417.3         176.0            55.7           19.9
116.4          49.3
116.4         49.3
March 2006
450.0         192.4            62.0
5.4
134.3          55.9
134.3        55.9
Financial year ended
1,688.4         709.2          235.1           25.3
496.4        222.4
496.4       222.4
Gold sold (000 ounces) June 2006 420.3          176.0           55.7            22.8 116.4          49.3
116.4         49.3
March 2006 450.0         192.4            62.0 5.4 134.3          55.9
134.3        55.9
Financial year ended 1,691.4         709.2          235.1           28.3 496.4        222.4
496.4       222.4
June 2006 626            627             629            614 626            628
838         841
March 2006 560            560             556             555 560            562
755         757
Gold price received (dollars per
ounce)
Financial year ended 526            526             524             604 525            523
702         698
June 2006 335            321             315             293 389            298
522         400
March 2006 310            290             344             294 334            281
450         378
Total cash costs (dollars per
ounce)
Financial year ended 309            292             341             294 339            266
453         355
June 2006 415            372             332             383 494 662
March 2006 381            343             360             300 428 577
Total production costs (dollars
per ounce)
Financial year ended 362            344             357             367 427 571
Operating costs (dollars per ton) June 2006 17              11               15              18 29              49
39           66
March 2006 15              10               15              23 29              44
39           59
Financial year ended 15              10               15              20 26              46
35           62
Financial Results ($ million)
Revenue                                         June 2006 263.0          110.2           35.0           14.0          72.8           31.0
97.7       41.5
March 2006 248.8          106.2           34.1 3.0          74.3           31.1
100.0        42.0
Financial year ended 890.1          373.0         123.1            17.1 260.8         116.2
348.4       155.3
Operating costs June 2006 149.3           57.8           19.6             6.4 49.5           16.0
66.5        21.4
March 2006 140.3           55.6           20.0             2.4 47.2           15.1
63.6         20.5
Financial year ended 534.3         211.7            77.6 8.8 175.2           61.1
234.0        81.7
Gold inventory change June 2006 (3.6)           (1.5)           (0.6)             0.5 (1.5)           (0.4)
(2.0)        (0.5)
March 2006 (4.1)           (0.3)             0.7           (0.9) (4.2)             0.6
(5.5)          0.7
Financial year ended (9.2)           (5.1)             2.8           (0.4) (5.9)           (0.5)
(7.8)         (0.8)
Operating profit
June 2006
117.2           53.9           16.0              7.1
24.8           15.4
33.3         20.6
March 2006 112.6           51.0           13.5             1.5 31.3           15.4
42.0         20.9
Financial year ended 364.9         166.4            42.8 8.6         91.5            55.6
122.2         74.3
Amortisation of mining assets June 2006 34.5             9.1             0.9              2.1 22.3 30.0
March 2006 33.1           10.1             1.0 - 22.0 29.6
Financial year ended 125.6          37.5              3.9              2.1 82.0 109.6
Net operating profit                       June
2006
83.0            44.8           15.0              5.1
17.8
23.8
March 2006 79.5            40.8           12.5             1.4 24.7 33.3
Financial year ended 239.5          128.9           38.8 6.5 65.1 86.9
Other income/(expenses) June 2006 2.5              0.2             0.8            0.1 1.5 2.1
March 2006 0.8           (0.2)              0.1           (0.2) 1.1 1.3
Financial year ended 3.6              0.9             0.9 (0.1) 1.9 2.5
Profit before taxation                     June
2006
85.5            45.0            15.8             5.1
19.3
26.0
March 2006 80.3            40.7            12.6            1.2 25.8 34.6
Financial year ended 243.1          129.8           39.8 6.4 66.9 89.4
Mining and income taxation
June 2006 26.9            13.2             4.5              2.6 6.6 8.9
March 2006 15.9              2.3             3.5             0.5 9.5 12.8
Financial year ended 74.7            31.8            12.5             3.1 27.2 36.4
- Normal taxation June 2006 18.3            10.2             3.0             2.6 2.5 3.4
March 2006 9.0             3.3              2.6             0.5 2.6 3.6
Financial year ended 46.8            26.0             8.3             3.1 9.3 12.5
- Deferred taxation June 2006 8.6              3.0             1.5               - 4.1 5.5
March 2006 6.9           (1.0)              1.0 - 6.9 9.2
Financial year ended 27.9             5.8              4.3               - 17.9 23.9
Profit before exceptional items
June 2006
58.6            31.9            11.3            2.6
12.7
17.1
March 2006 64.4            38.4              9.1            0.7 16.3 21.8
Financial year ended 168.4            98.0           27.2             3.3 39.7 53.0
Exceptional items June 2006 (0.7)                -                -                 -                 (0.7)                              (0.9)
March 2006 (0.1)                -                -                 -                 (0.1)                               (0.2)
Financial year ended (0.6)           (0.2) - - (0.4) (0.5)
Net profit
June 2006
57.9            31.9            11.3             2.6
12.1
16.2
March 2006 64.3            38.4              9.1             0.7 16.1 21.6
Financial year ended 167.8           97.8            27.2             3.3 39.3 52.6
June 2006 54.3            31.2            11.0             2.6 9.5 12.8
March 2006 64.7            38.4              9.2            0.7 16.4 21.9
Net profit excluding gains and
losses on financial instruments and
foreign debt, and exceptional items
Financial year ended 166.0           97.7             27.1            3.3 37.9 50.6
Capital expenditure
June 2006
44.7            13.1              8.3            4.2            14.1           4.9
18.9           6.6
March 2006 41.8            16.0              8.1             1.0           12.9          3.9
17.4           5.3
Financial year ended 148.6           46.8             25.6            5.2           52.6 18.4
70.3         24.6
Planned for next six months to December 2006 142.4           53.6             14.1           13.7           45.2 15.8
61.7          21.6
Average exchange rates are US$1 = R6.39 US$1 = R6.14 for the June 2006 and March 2006 quarters respectively. The Australian dollar exchange rates are AUS$1 = R4.77 and AUS$1 = R4.56 for the June 2006 and March 2006 quarters respectively.
Average rates for F2006 are US$1 = R6.40 and AUS$1 = R4.79. The rate used for Choco 10 is US$1 = R6.33 as this was the average rate from 1 March 2006, the acquisition date.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana Venezuela
Australia
Operating Results
Total Mine
Operations
Total Driefontein
Kloof     Beatrix       Total
Tarkwa
Damang Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
June 2006
3,204            2,634         924         826         884          570            -             -             -
458
112
March
2006
3,134            2,563         925         733         905          571            -             -             -
455
116
Financial year ended
12,831          10,624       3,867      3,206       3,551      2,207             -             -             -
1,752
455
- surface
June 2006
9,447
980          814         166
-
8,467      5,381       1,302         348      1,224         212
March 2006
9,604           1,022          906         116
-
8,582      5,671       1,375         106      1,199         231
Financial year ended
36,535           3,460       3,000         460
-
33,075    21,487       5,328
454       4,938
868
- total
June 2006
12,651           3,614       1,738         992         884       9,037      5,381      1,302          348       1,682        324
March 2006
12,738           3,585       1,831         849         905      9,153       5,671      1,375          106      1,654         347
Financial year ended
49,366         14,084       6,867       3,666      3,551
35,282    21,487       5,328         454       6,690       1,323
Yield (grams per ton)
- underground
June 2006
7.1
7.5           8.7          8.7          5.2         5.1            -             -              -
3.7
10.6
March
2006
7.0
7.2           7.9          8.6          5.3         5.9            -             -              -
4.4
11.5
Financial year ended
7.1
7.3           8.1          8.7          5.2         5.8            -             -              -
4.3
11.4
- surface
June 2006
1.2
1.0           1.0          0.9           -           1.2         1.0           1.3          1.8         1.6          1.6
March
2006
1.3
1.6           1.7          0.9           -           1.2         1.1           1.4          1.6         1.8          1.7
Financial year ended
1.2
1.4           1.4          1.1            -          1.2         1.0           1.4          1.7         1.6          2.0
- combined
June 2006
2.7
5.8           5.1         7.4          5.2          1.4         1.0          1.3          1.8          2.2          4.7
March 2006
2.7
5.6           4.8         7.6          5.3          1.5         1.1          1.4          1.6          2.5          5.0
Financial year ended
2.7
5.9           5.2         7.8          5.2          1.5         1.0          1.4          1.7          2.3          5.2
Gold produced (kilograms)
- underground
June 2006
22,718          19,825       8,044     7,187       4,594      2,893              -             -             -
1,702
1,191
March
2006
21,798          18,449       7,302     6,330       4,817      3,349              -             -             -
2,011
1,338
Financial year ended
90,657          77,897     31,441    27,915     18,541    12,760               -             -             -
7,580
5,180
- surface
June 2006
11,065
978           825        153
-
10,087      5,475      1,733          618       1,920         341
March
2006
12,306           1,657        1,547       110
-
10,649      5,984      1,929          169       2,165         402
Financial year ended
44,583           4,828       4,314        514
-
39,755    22,060      7,312          787       7,860      1,736
- total
June 2006
33,783         20,803        8,869     7,340       4,594
12,980      5,475      1,733           618      3,622      1,532
March 2006
34,104         20,106        8,849     6,440       4,817
13,998      5,984      1,929           169      4,176      1,740
Financial year ended
135,240         82,725      35,755   28,429      18,541     52,515    22,060      7,312           787
15,440      6,916
Operating costs (Rand per ton)
- underground
June 2006
595
655         710          802         459         316             -             -             -
300
379
March
2006
581
639         674          827         452         321             -             -             -
307
377
Financial year ended
576
628         655          788         455         323             -             -             -
307
382
- surface
June 2006
87
52           58           24             -           92           69           96         118
146
282
March
2006
78
65           63           79             -           80           61           90         141
128
215
Financial year ended
80
60           60           61             -           82           63           93         123
118
251
- total
June 2006
216
491         405         672          459         106           69           96         118
188
315
March 2006
202
476         372         725          452           95           61           90         141
177
269
Financial year ended
209
489         395         697          455           97           63           93         123
168
296

Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
June 2006
quarter
March 2006
quarter
Year ended
F2006
Reef
Carbon
Leader
Main           VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main           VCR
Advanced
(m)
4,796
713
1,595          4,266            599           1,276       19,180          2,621          5,625
Advanced on reef
(m)
887
243
121
397
197
65
2,747
910
517
Sampled
(m)
768           240             168            399             255              60
2,598            798             435
Channel
width
(cm)
55              57             27
103              33             34               91               36              61
Average value
–     (g/t)
35.6            5.3           23.1            21.1           16.9              0.9            18.5          14.4            30.0
– (cm.g/t)
1,965
299
625
2,180
562
(1)
29
1,677             517
1,839
Kloof
June 2006
quarter
March 2006
quarter
Year ended
F2006
Reef
Kloof         Main             VCR       Kloof          Main            VCR         Kloof         Main           VCR
Advanced
(m)
207         1,258           6,718          284
1,446
5,994            881
5,295
24,239
Advanced on reef
(m)
121
404
1,503            201             312
1,284            524
1,322
5,472
Sampled
(m)
126             318
1,318            174             429
1,167            465
1,340
5,131
Channel
width
(cm)
142v           145              80           107             129               76            128             118             89
Average value
–      (g/t)
4.4              7.5           23.1         11.1               7.7            31.7            6.8              9.2          23.2
– (cm.g/t)
619
1,091
1,852         1,185              993           2,401           865          1,084          2,058
Beatrix
June 2006
quarter
March 2006
quarter
Year ended
F2006
Reef
Beatrix
Kalkoenkrans          Beatrix
Kalkoenkrans             Beatrix       Kalkoenkrans
Advanced (m)
7,737
2,304                  7,255                   1,966
27,731                  8,133
Advanced on reef
(m)
1,224
94                   1,249
300                  5,809                   1,110
Sampled (m)
1,182
114
1,164
291
5,463
1,092
Channel width
(cm)
90
131
68
131
81
147
Average value
–    (g/t)
11.2
9.9
13.7                    10.1                    13.3                      9.5
– (cm.g/t)
1,007                   1,294                    932                   1,324                  1,081                   1,404
(1) VCR values were negatively affected by the temporary stopping of development in the shaft pillar and raises currently traversing poor ground.

A d m i n i s t r a t i o n
a n d c o r p o r a t e i n f o r m a t i o n

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
I
NVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
T
RANSFER
S
ECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
G J Gerwel
A Grigorian °
J G Hopwood
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs